Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), filed with the U.S. Securities Exchange Commission (the “SEC”) on April 24, 2013, our report on Form 6-K, filed with the SEC on February 3, 2014, our report on Form 6-K, filed with the SEC on March 3, 2014 relating to our 2013 audited consolidated financial statements (the “March 3rd 6-K”) and any other documents that we have filed or furnished with the SEC, and should be read in conjunction therewith. Except as the context otherwise may require, references in this filing to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in our 2012 Annual Report. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our facilities agreement, dated as of September 17, 2012, as amended (the “Facilities Agreement”), entered into with our major creditors and our obligations under the indentures that govern our senior secured notes and our other debt instruments;

•	our ability to consummate asset sales, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Risk Factors” below.

Readers are urged to read this filing and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this filing is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

SUMMARY

This summary highlights information contained elsewhere in this filing. Unless the context otherwise requires, references in this filing to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CEMEX

Founded in 1906, CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2013 of approximately 93.7 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 54.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2013. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.5 million tons of cement and clinker in 2013. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps496 billion (U.S.$38 billion) as of December 31, 2013, and an equity market capitalization of approximately Ps194,760 million (U.S.$14,688 million) as of March 20, 2014.

As of December 31, 2013, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2013, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2013
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	77	15	29.3
United States(2)	206	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	15	—	—
Rest of Northern Europe(3)	18	3	5.1
The Mediterranean
Spain(4)	23	6	9.4
Egypt	7	1	5.4
Rest of the Mediterranean(5)	11	3	2.4
South America and the Caribbean (“SAC”)
Colombia	17	2	4.0
Rest of SAC(6)	17	5	8.0
Asia
Philippines	8	2	4.5
Rest of Asia(7)	2	1	1.2
Corporate and Other Operations	53	—	—

Total	496	55	93.7

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest, as of December 31, 2013, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2013.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the United Arab Emirates (“UAE”) and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2013

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2013:

Breakdown of Net Sales by Product For the Year Ended December 31, 2013

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2013:

Financial Ratios

	As of and For the Year Ended December 31,
	2011	2012	2013
Ratio of Operating EBITDA to interest expense(1)	1.8	1.9	1.7
Ratio of earnings to combined fixed charges(2)	0.3	0.6	0.8

(1)	Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under International Financial Reporting Standards, or IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Perpetual Debentures”) issued by consolidated entities of approximately Ps1,010 million for 2011, approximately Ps453 million for 2012 and approximately Ps405 million for 2013, as described in note 20D to our 2013 audited consolidated financial statements included in our March 3rd 6-K.

	As of and For the Year Ended December 31,
	2011		2012		2013
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps	29,710	Ps	34,506	Ps	33,963

Less:
Operating depreciation and amortization expense		17,848		17,505		14,459
Operating earnings before other expenses, net		11,862		17,001		19,504

Plus / minus:
Changes in working capital excluding income taxes		(727)		(2,048)		(4,082)
Operating depreciation and amortization expense		17,848		17,505		14,459
Other items, net		(5,041)		(2,236)		(2,836)
Net cash flows provided by operating activities before interest and income taxes paid in cash	Ps	23,942	Ps	30,222	Ps	27,045

(2)	For purposes of determining the ratio of earnings to combined fixed charges, (a) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and our estimate of the interest within rental expense. The denominator of this ratio under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,010 million for 2011, approximately Ps453 million for 2012 and approximately Ps405 million for 2013, as described in note 20D to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

RECENT DEVELOPMENTS

Recent Developments Relating to Our Operations

Mexican Integration Initiative

Currently, CEMEX’s business in Mexico is primarily run by three subsidiaries, CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”) and CEMEX Agregados, S.A. de C.V. (“CEMEX Agregados”). In line with the intention to increase operational efficiency, starting the first quarter of 2014, CEMEX launched an initiative within its Mexican business which involves concentrating the majority of the operations of the Mexican business under a single entity. Under the current Mexican business structure, separate CEMEX entities in Mexico service different lines of business (e.g. cement, concrete and aggregates). On or around April 1, 2014, CEMEX will integrate these lines of business (e.g. the production and commercial and administrative activities related to the sale of cement, ready-mix concrete, aggregates and other construction materials in Mexico) into one entity, CEMEX, S.A.B. de C.V. This single entity would then be capable of providing customers from all end-user segments (including distributors, builders and manufacturers) with a full service platform in Mexico. As a result, CEMEX, S.A.B. de C.V. will become the single entity under which the Mexican business will be operated, it will operate the Mexican business predominantly by leasing assets relating to the Mexican business (including relevant property, plant and equipment) from mainly CEMEX México, CEMEX Concretos and CEMEX Agregados. An administrative trust incorporated pursuant to the laws of Mexico will manage the lease payments and incur other activities as permitted by the laws of Mexico and our debt agreements. CEMEX, S.A.B. de C.V. will continue to consolidate all of our companies.

Recent Developments Relating to Our Indebtedness

Private Inducements for 2010 Optional Convertible Subordinated Notes

On February 28, 2014, CEMEX, S.A.B. de C.V. entered into private conversion agreements with certain institutional holders of its 4.875% Convertible Subordinated Notes due 2015 (the “2010 Optional Convertible Subordinated Notes”) pursuant to which such holders converted approximately U.S.$280.39 million in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs (the “Private Inducements”). Following the closing of the Private Inducements in March 2014, approximately U.S.$434.61 million aggregate principal amount of the 2010 Optional Convertible Subordinated Notes remained outstanding.

Repayment of Eurobonds

On March 5, 2014, CEMEX Finance Europe B.V. repaid the remaining €247 million aggregate principal amount outstanding of its 4.750% Notes due 2014 at their maturity (the “Eurobond Repayment”), using a portion of the proceeds from CEMEX, S.A.B. de C.V.’s October 2, 2013 issuance of 7.250% Senior Secured Notes due 2021 and Floating Rate Senior Secured Notes due 2018.

2015 Capped Call Amendment

On January 13, 2014, considering its short term maturity and using prevailing market valuation of the instrument, CEMEX, S.A.B. de C.V. initiated a process to amend the terms of its capped call options to be settled in 2015 that were purchased in connection with the issuance of its 2010 Optional Convertible Subordinated Notes. The execution of this amendment, which does not require any cash payments was finalized in February 2014. As a result of this amendment, CEMEX, S.A.B. de C.V. has the right to receive the market value of approximately 7.7 million of ADSs through the same number of zero-strike call options maturing in March 2015, which will be marked-to-market through profit or loss prospectively.

Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Shareholders

2013 Shareholders’ Meetings

On March 20, 2014, CEMEX, S.A.B. de C.V. held its 2013 annual general ordinary shareholders’ meeting at which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,404,099,228 shares (equivalent to approximately 468,033,076 CPOs or 46.8 million ADSs) paid with a charge to retained earnings and (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 387 million shares (equivalent to 129 million CPOs or 12.9 million ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding Mandatory Convertible Securities (as defined below) and the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes (as defined below).

In addition, on March 20, 2014, CEMEX, S.A.B. de C.V. held an extraordinary shareholder’s meeting at which its shareholders approved, among other items, the proposal by the board of directors to expand the corporate purpose of CEMEX, S.A.B. de C.V. Accordingly, in addition to being a holding company, CEMEX, S.A.B. de C.V. may also become an operating company on or about April 1, 2014.

RISK FACTORS

Risks Relating To Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America and Western Europe. The most significant challenges facing the current global economic environment are decreasing government intervention in the U.S. economy and its effects on the global economy, a slowdown in China’s economic performance, deflation and economic stagnation in Europe, and the potential geopolitical implications of the current conflict in Ukraine and in other regions of political turmoil.

The recovery of the U.S. economy has been particularly slow, despite extraordinary measures taken by the Federal Reserve to increase liquidity in the U.S. financial system. There is a risk of a shock to the private sector if extraordinary stimulus measures taken by the Federal Reserve following the global financial crisis are scaled back. While the tapering process began at a time of improving economic indicators, recent economic data has fallen below economists’ expectations. A rapid and aggressive withdrawal of monetary stimulus could jeopardize economic growth. Conversely, there is medium term risk that the Federal Reserve could act too slowly to rein in extraordinary liquidity levels, prompting a disanchoring of inflationary expectations, an increase in capital outflows, a disorderly rise of interest rates and economic recession. Furthermore, the U.S. economy still could be affected by fiscal adjustments, as political and fiscal uncertainty could resurface heading into 2015. Recovery in the housing sector, which is leading cement demand, could stall if employment gains falter and/or long term interest rates increase sharply.

Even though investor confidence in the Mexican economy remains relatively high due to the recent progress of structural reforms, economic activity in Mexico moderated more than expected during 2013 as a result of external conditions and domestic factors. Currently, all economic indicators point towards a moderate, rather than strong, recovery. If the Mexican economy fails to gain momentum, construction activity would remain weak and, therefore, may result in an adverse effect on demand for our products and could have a material adverse effect on our business, financial condition and results of operations. In addition, Mexico’s dependence on the U.S. economy remains very significant and, therefore, any downturn in the economic outlook of the United States may hinder economic growth in Mexico.

In terms of financial variables, the Federal Reserve’s tapering process in the United States has impacted all emerging economies, particularly reflected in capital outflows and exchange rate volatility. Although Mexico is not immune to such impact, the risk of a sudden reversal of capital outflows has been contained due to the absence of the economic imbalances that were experienced in the past and relatively low external financing needs. Nonetheless, the risk of contagion from other emerging markets remains a concern to the Mexican economy.

Countries in the Euro area, particularly in the periphery, have faced a difficult economic environment due to sovereign, institutional and financial crises. Economic stability in the Euro area is still fragile. Although progress has been made through actions essential to the establishment of a consistent monetary and fiscal policy across the Euro area such as a banking union and enhanced fiscal integration, the relevant details of such policies are still in the initial phases. Once the details of these policies have been refined and developed, they will still need to be legislated and implemented. Delays and/or incomplete steps towards structural reforms could trigger the erosion of incipient market confidence and our business, financial condition and results of operations could be further affected. The current low inflation in Europe has raised the fear of deflation across the Euro zone. Austerity measures being implemented by most European countries could result in larger than expected declines in infrastructure construction activity and demand for our products. Weaker than expected economic growth and worsening financial conditions could negatively affect residential and private non-residential construction. The risks are more pronounced in countries that experienced stronger market distortions, especially those that experienced real estate bubbles and durable goods overhangs prior to the global financial crisis, such as Spain. In these countries, levels of unemployment remain high and the adjustment process has been particularly painful and slow, given the severe fiscal constraints, the need for households to repair their balance sheets and the limitations on credit institutions that are in the process of deleveraging. Because of this, weakness in the residential and non-residential building sectors could persist longer than anticipated.

Significant trade links with Western Europe render some of the Eastern European countries susceptible to economic and political pressures in Western Europe. Additionally, in the coming years, Central European countries might experience a reduction in the proceeds they receive from the European Union Structural Funds which could hinder infrastructure investment.

Central and South American economies are also exposed to the risk of a decrease in overall economic activity. The region has been recently affected by the broad selling of equities across emerging markets and the contagion effect from crisis in Argentina and Turkey. The risk of a new contagion across the emerging markets is persistent. Political or economic volatility in South American, Central American or Caribbean countries in which we have operations may also have an impact on prices and demand for our products, which could adversely affect our business, financial condition and results of operations.

Lower commodity prices and a further slowdown in some net commodity importing Asian emerging markets could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on demand and/or prices for our products, thereby adversely affecting our business, financial condition and results of operations.

The economic slowdown in China will have a broad impact across many economies, particularly those of commodity exporters among the emerging markets. There are expectations that China will grow more slowly over the medium term than in the recent past as it transitions into a more balanced and sustainable growth path.

In the Middle East, lower oil revenues and political risk could moderate economic growth and adversely affect construction investments. Particularly, political instability in Syria and a potential military intervention could affect oil prices. In Egypt, political instability and social risk persist despite the approval of a new constitution, the relative stability of the provisional government and the milestone path for elections in 2014. Uncertainty could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Although Egypt has recently received direct financial support from its allies in the Persian Gulf, its foreign reserves remain low and the exchange rate for the Egyptian pound, although stable during the last few months, is still faced with the threat of depreciation. Egypt´s substantial financial needs combined with an inability to access multilateral financial support could eventually trigger a disorderly depreciation of the exchange rate. In addition, Egypt is subject to risks created by legal uncertainty.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are correlated with declines in economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Although this risk appears to have declined considerably, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union could have an adverse effect on our business, financial condition and results of operations.

The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Facilities Agreement requires us to comply with several financial ratios and tests under IFRS, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures), for each period of four consecutive fiscal quarters (measured semi-annually), of not less than (i) 1.50:1 from the period ending December 31, 2012 up to and including the period ending June 30, 2014, (ii) 1.75:1 from the period ending December 31, 2014 up to and including the period ending June 30, 2015, (iii) 1.85:1 for the period ending December 31, 2015, (iv) 2:00:1 for the period ending June 30, 2016 and (v) 2.25:1 for the period of four consecutive fiscal quarters ending December 31, 2016. In addition, the Facilities Agreement allows us a maximum consolidated leverage ratio of total debt (including financial leases plus Perpetual Debentures and guarantees, plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed (i) 7.00:1 for each period from the period ending December 31, 2012, up to and including the period ending December 31, 2013, (ii) 6.75:1 for the period ending June 31, 2014, (iii) 6.5:1 for the period ending December 31, 2014, (iv) 6.00:1 for the period ending June 30, 2015, (v) 5.50:1 for the period ending December 31, 2015, (vi) 5.00:1 for the period ending June 30, 2016 and (vii) 4.25:1 for the period ending December 31, 2016. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the period ended December 31, 2013, we reported to the lenders under the Facilities Agreement a consolidated coverage ratio of 2.11:1 and a consolidated leverage ratio of 5.49:1, each as calculated pursuant to the Facilities Agreement. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)).

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España, S.A. (“CEMEX España”) or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Facilities Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the Facilities Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.50:1; and (ii) no default under the Facilities Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Facilities Agreement.

The Facilities Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the Facilities Agreement or any other of our material subsidiaries (as defined in the Facilities Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Facilities Agreement, unless the proceeds of such disposal are used to prepay Facilities Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 17, 2012 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Facilities Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the Facilities Agreement creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Facilities Agreement; and (xiii) failure to comply with laws or our obligations under the Facilities Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Facilities Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Facilities Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Facilities Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.

The Facilities Agreement requires us to (a) on or before March 15, 2015, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2010 Optional Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015 (in March 2014, holders of approximately U.S.$280.39 million in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs pursuant to the Private Inducements. See “Summary – Recent Developments – Recent Developments Relating to Our Indebtedness – Private Inducements for 2010 Optional Convertible Subordinated Notes”), (b) on or before September 30, 2015, redeem or extend the maturity date of 100% of the April 2011 Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Senior Secured Notes”) to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become

September 30, 2015, (c) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 3.25% Convertible Subordinated Notes due 2016 to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016, and (d) on or before December 14, 2016, redeem or extend the maturity date of 100% of the December 2009 Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Senior Secured Notes”) issued by the issuer to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

We cannot assure you that we will be able to meet any or all of the above milestones for redeeming, converting into equity, purchasing, repurchasing or extending the maturities of our indebtedness. Failure to meet any of these milestones will result in a spring-back of the maturity date of our indebtedness under the Facilities Agreement, and we cannot assure you that at such time we will be able to repay such indebtedness.

We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the Senior Secured Notes and other financing arrangements.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Facilities Agreement and under a number of other financing arrangements for the benefit of the creditors and holders of debt, and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. As of December 31, 2013, the Collateral and all proceeds of such Collateral secured (i) Ps184,203 million (U.S.$14,115 million) (principal amount Ps186,641 million (U.S.$14,302 million) aggregate principal amount of debt under the Facilities Agreement and other financing arrangements and (ii) Ps9,270 million (U.S.$710 million aggregate principal amount of Perpetual Notes, which includes debt of ours held by us). These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Facilities Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2013, our total debt plus other financial obligations were Ps230,298 million (U.S.$17,647 million) (principal amount Ps235,688 million (U.S.$18,060 million)), which does not include approximately Ps6,223 million (U.S.$477 million), which represents the nominal amount of Perpetual Debentures, but which does include our debt subject to the Facilities Agreement, which was approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)). Of such total debt plus other financial obligations amount, approximately Ps9,527 million (U.S.$730 million) (principal amount Ps9,529 million (U.S.$730 million)) matures during 2014; Ps21,916 million (U.S.$1,679 million) (principal amount Ps22,435 million (U.S.$1,719 million)) matures during 2015; Ps12,113 million (U.S.$928 million) (principal amount Ps13,319 million (U.S.$1,021 million)) matures during 2016; Ps60,622 million (U.S.$4,645 million) (principal amount Ps61,769 million (U.S.$4,733 million)) matures during 2017 (including the remainder of the principal amount of debt under the Facilities Agreement); and Ps126,120 million (U.S.$9,665 million) (principal amount Ps128,636 million (U.S.$9,857 million)) matures after 2017. Additionally, as described above, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates.

If we are unable to comply with our upcoming principal maturities under our indebtedness or any milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, or refinance or extend maturities of our indebtedness, our debt could be accelerated or the maturity date could spring-back. Acceleration of our debt or a spring-back of a maturity date would have a material adverse effect on our financial condition.

Although we have successfully repaid or refinanced a substantial portion of our debt maturing in 2014, our ability to comply with our financial covenants and payment obligations under the Facilities Agreement and other indebtedness, in the event we are unable to refinance our maturities or generate sufficient cash flow from operations, may depend on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Facilities Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2013, we had U.S.$534 million funded under our securitization programs in the United States, France and Mexico. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Facilities Agreement restricts us from incurring additional debt, subject to several exceptions. The limitation on incurrence of debt covenant under the Facilities Agreement permits us to incur a liquidity facility or facilities in an amount not to exceed U.S.$400 million. In addition, the Facilities Agreement requires (i) proceeds from asset disposals, incurrences of debt and issuances of equity and excess cash flow to be applied to the prepayment of the indebtedness under the Facilities Agreement, subject to our right to retain cash on hand up to U.S.$625 million in the first three quarters of any fiscal year and U.S.$725 million in the fourth quarter of any fiscal year, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Facilities Agreement), and

(ii) proceeds reserved from asset disposals, permitted refinancings and cash on hand to be applied to the repayment of indebtedness under the Facilities Agreement and of other indebtedness as permitted under the Facilities Agreement.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness.

The indentures governing the Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of December 31, 2013, there were U.S.$9,447 million and €425 million aggregate principal amount of Senior Secured Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Senior Secured Notes”) outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under the indentures governing the Senior Secured Notes, holders of the Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Facilities Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

CEMEX, S.A.B. de C.V. is a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and its holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to it will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all our debt and other financial obligations denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in U.S. Dollars. As of December 31, 2013, our debt plus other financial obligations denominated in U.S. Dollars represented approximately 86% of our total debt plus other financial obligations, which does not include approximately U.S.$389 million of U.S. Dollar-denominated Perpetual Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although we have substantial U.S. operations, we continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our U.S. Dollar-denominated obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Qualitative and Quantitative Market Disclosure — Interest Rate Risk, Foreign Currency Risk and Equity Risk — Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our debt. In 2013, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, the UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, which are our main non-U.S. Dollar-denominated operations, together generated approximately 62% of our total net sales in Mexican Peso terms (approximately 20%, 7%, 7%, 6%, 6%, 2%, 3%, 5% and 6%, respectively) before eliminations resulting from consolidation. In 2013, approximately 20% of our net sales in Mexican Peso terms were generated in the United States. During 2013, the Mexican Peso depreciated approximately 2% against the U.S. Dollar, the Euro appreciated approximately 4% against the U.S. Dollar and the British Pound appreciated approximately 2% against the U.S. Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2013, our Euro-denominated total debt plus other financial obligations represented approximately 11% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2013, our derivative financial instruments that had a potential impact on other financial income (expense), net, consisted of equity forward contracts on third-party shares and equity derivatives on shares of CEMEX, S.A.B. de C.V. (including our zero strike call options in connection with the 2010 Optional Convertible Subordinated Notes and capped call transactions in connection with the 2011 Optional Convertible Subordinated Notes), a forward instrument over the Total Return Index of the Mexican Stock Exchange, and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. The cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The fair value changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2012 and 2013, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net loss of approximately Ps98 million (U.S.$8 million) and a net gain of approximately Ps2,126 million (U.S.$163 million), respectively. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we enter into new derivative financial instruments, or with respect to our existing derivative financial instruments (including our outstanding equity derivative positions), we may incur net losses from our derivative financial instruments. See notes 2L, 16B, 16D and 16E to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we may seek to dispose of assets to reduce our overall leverage and the Facilities Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel, the cost of which has significantly increased worldwide in recent years. Power and fuel prices generally reflect certain volatility, particularly in times of political turbulence in Iran, Iraq, Egypt and other countries in the Middle East and Africa, such as has been recently experienced. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

In addition, if our efforts to increase our use of alternative fuels are unsuccessful, we would be required to use traditional fuels, which would increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

The introduction of substitutes for cement, concrete or aggregates into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, concrete or aggregates. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement, concrete and/or aggregates. Further, research aimed at developing new construction techniques and modern materials may introduce new products in the future that reduce the demand for cement, concrete and/or aggregates. The use of substitutes for cement, concrete or aggregates could cause a significant reduction in the demand and prices for our products.

We operate in highly competitive markets and if we do not compete effectively, our results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia’s results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements have been prepared in accordance with IFRS, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances has been allocated, which recoverable amount consists of the higher of such groups of cash-generating units its corresponding fair value, less cost to sell, and the corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated within other expenses, net, by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated. We determine the discounted amount of estimated future cash flows generally over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarter of 2013, 2012 and 2011, we performed our annual goodwill impairment test. Based on these analyses, in 2013 and 2012 we did not determine impairment losses of goodwill, whereas, in 2011, we determined impairment losses of goodwill for approximately Ps145 million (U.S.$12 million), associated with our groups of cash generating units to which goodwill has been allocated in Latvia representing 100% of the goodwill balance associated with such country. The estimated impairment loss was mainly attributable to market dynamics in this country and its position in the business economic cycle, generating that the net book value exceeded its respective recoverable amount. See note 15C to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Regulatory Matters and Legal Proceedings” in this filing, we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in Europe. In addition, our Egyptian subsidiary, Assiut Cement Company (“ACC”), is involved in an Egyptian legal proceeding relating to the acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including fines and other sanctions, the payment of compensation to third parties, remediation costs and damage to reputation. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations, or new enforcement initiatives, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups challenged the revised Portland Cement NESHAP rule in federal court. We are unable to predict whether the challenge will result in the rule being remanded again to EPA, or whether such a remand would result in a more or less stringent particulate matter emissions standard. We are similarly unable to predict whether the September 2015 compliance date will remain in effect. If the final Portland Cement NESHAP ultimately results in more stringent emission requirements or compliance deadlines for portland cement plants, these rules could have a material impact on our business operations, however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. The CISWI rule has been challenged by both industrial and environmental groups in federal court. We are unable to predict whether this challenge would result in the rule being remanded to EPA, or whether such a remand would result in more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at or CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, European Union and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, European Union and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries. For more information on the laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Regulatory Matters and Legal Proceedings — Environmental Matters.”

Cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances.

Other health and safety issues related to our business include: burns arising from contact with hot cement kiln dust or dust on preheater systems; air borne hazards related to our aggregates mining activities; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at height or in confined or other awkward locations, and the storage and handling of coal, pet coke and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us. We may also be required to change our operational practices, involving material capital expenditure.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of December 31, 2013, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2013, see “Summary — Geographic Breakdown of Net Sales for the Year Ended December 31, 2013.”

Our operations in the South America and the Caribbean region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business.

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. The removal of Mr. Morsi from office has been followed by demonstrations and clashes between his supporters and opponents across Egypt, some of which have been violent. A referendum for a new constitution was approved and a call for presidential elections is expected soon. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this filing. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt exchange rate volatility, energy shortages and, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy. Meanwhile, political unrest in Ukraine and Venezuela, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks also could adversely affect the global economy.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

We will be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business, financial condition and results of operations from one period to another.

We are dependent on information technology and our systems and infrastructure, as well as those provided by our third-party service providers, face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Activities in our business can be dangerous and can cause injury to people or property in certain circumstances.

Our production facilities require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, results of operations and prospects. Although our operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team. The loss of the services of some or all of our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

Certain Mexican tax matters may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform required CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform required CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. However, in December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013 established that the statutory income tax rate remained at 30% in 2013, and then lowered it to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after 2004 are taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). See “Regulatory Matters and Legal Proceedings — Tax Matters — Mexico” for a description of the legal proceeding regarding the January 1, 2010 tax reform described herein.

Prior to 2013, CEMEX had paid approximately Ps325 million (approximately U.S.$25 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00) of Additional Consolidation Taxes. The first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$39 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$53 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$153.25 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This fourth payment together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the “1999-2004” period, 70% of the Additional Consolidation Taxes for the “2005” period, 50% of the Additional Consolidation Taxes for the “2006” period and 25% of the Additional Consolidation Taxes for the “2007” period. As of December 31, 2013, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps4.2 billion in 2014; approximately Ps5 billion in 2015; and approximately Ps15.6 billion in 2016 and thereafter. As of December 31, 2013, we have paid an aggregate amount of approximately Ps3.5 billion of Additional Consolidation Taxes. See “Regulatory Matters and Legal Proceedings — Tax Matters” and notes 2O and 19D to our 2013 audited consolidated financial statements included in our March 3rd 6-K.

In addition, as a result of the enactment of the new income tax law in Mexico approved in December of 2013 and effective beginning January 1, 2014, the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013. See “Regulatory Matters and Legal Proceedings — Tax Matters — Mexico” for a description of the legal proceeding regarding the January 1, 2014 tax reform described herein.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso appreciated against the U.S. Dollar by approximately 5% and 6% in 2009 and 2010, respectively, depreciated against the U.S. Dollar by approximately 11.5% in 2012, appreciated against the U.S. Dollar by approximately 9% in 2012 and depreciated against the U.S. Dollar by approximately 2% in 2013. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98

Monthly (2013)
October	13.02				13.00		13.25	12.77
November	13.11				13.11		13.24	12.87
December	13.05				13.10		13.22	12.85

Monthly (2014)
January	13.36				13.36		13.46	13.00
February	13.25				13.23		13.51	13.20
March(2)	13.26				13.23		13.33	13.14

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	Noon buying rates are through March 14, 2014. CEMEX accounting rates are through March 20, 2014.

On March 20, 2014, the CEMEX accounting rate was Ps13.26 to U.S.$1.00. Between January 1, 2014 and March 14, 2014, the Mexican Peso depreciated by approximately 1.0% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for each of the three years ended December 31, 2013, included in the March 3rd 6-K.

Our audited consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities. Such consolidated financial statements include both Guarantor and non-Guarantor subsidiaries and, as such, may be of limited use in assessing the financial position of the Guarantors.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2011, 2012 and 2013, our consolidated results reflect the following transactions:

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares (the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for our operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. We recognized within “Other equity reserves” a gain of approximately U.S.$630 million (approximately Ps8,096 million). See “— Investments, Acquisitions and Divestitures — Divestitures” for additional information regarding the CEMEX Latam Offering.

•	In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

•	On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in the Republic of Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% non-controlling interest in Readymix plc, our main operating subsidiary in the Republic of Ireland, for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included in the March 3rd 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until our acquisition date, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, and considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election and potential voting rights, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the 2005 agreements. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012 after the conclusion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million).

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2011, 2012 and 2013 expressed as a percentage of net sales.

	For the Year Ended December 31,
	2011	2012	2013
Net sales	100.0%	100.0%	100.0%
Cost of sales	(71.7)	(70.4)	(68.9)

Gross profit	28.3	29.6	31.1

Administrative and selling expenses	(13.5)	(12.1)	(12.3)
Distribution expenses	(8.5)	(8.9)	(8.8)

Total administrative, selling and distribution expenses	(22.0)	(21.0)	(21.1)

Operating earnings before other expenses, net	6.3	8.6	10.0

Other expenses, net	(2.8)	(2.8)	(2.5)

Operating earnings	3.5	5.8	7.5

Financial expense	(8.9)	(9.4)	(10.2)
Other financial (expense) income, net	(1.2)	0.5	0.9
Equity in (loss) gain of associates	(0.1)	0.4	0.1

Loss before income tax	(6.7)	(2.7)	(1.7)

Income taxes	(6.4)	(3.1)	(3.2)

Consolidated net loss	(13.1)	(5.8)	(4.9)

Non-controlling interest net loss	—	0.3	0.6

Controlling interest net loss	(13.1)	(6.1)	(5.5)

Year ended December 31, 2013 Compared to year ended December 31, 2012

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2013 compared to the year ended December 31, 2012 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “— Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included in the March 3rd 6-K).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	–8%	–6%	+6%	–3%	Flat
United States	+5%	+8%	—	+3%	+6%
Northern Europe
United Kingdom	+7%	+4%	—	–3%	+2%
Germany	+1%	–4%	–9%	–1%	+5%
France	—	–6%	—	—	+2%
Rest of Northern Europe(2)	–10%	–4%	–7%	+5%	+1%
The Mediterranean
Spain	–28%	–27%	–13%	+5%	–5%
Egypt	+7%	–11%	—	+14%	+15%
Rest of the Mediterranean(3)	–2%	+15%	+100%	–2%	+8%
SAC
Colombia	+1%	+8%	—	+5%	+8%
Rest of SAC(4)	+5%	–4%	—	–2%	+4%
Asia
Philippines	+8%	—	–28%	+5%	—
Rest of Asia(5)	–4%	–12%	—	+9%	+4%

“–” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 1%, from 65.8 million tons in 2012 to 65 million tons in 2013, and our ready-mix concrete sales volumes remained flat at approximately 54.9 million cubic meters in 2012 and 2013. Our net sales decreased approximately 1%, from Ps197 billion in 2012 to Ps195.7 billion in 2013, and our operating earnings before other expenses, net, increased approximately 15%, from Ps17 billion in 2012 to Ps19.5 billion in 2013.

The following tables present selected financial information of net sales and operating earnings before other expenses, net, for each of our geographic segments for the years ended December 31, 2013 and 2012. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included in the March 3rd 6-K). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2012		2013
				(in millions of Mexican Pesos)
Mexico	–8%	—	–8%	Ps	44,412	Ps	40,932
United States	+8%	–2%	+6%		40,319		42,582
Northern Europe
United Kingdom	+2%	–4%	–2%		14,620		14,368
Germany	–6%	+1%	–5%		14,406		13,715
France	Flat	+1%	+1%		13,324		13,393
Rest of Northern Europe(2)	–7%	+3%	-4%		12,778		12,250
The Mediterranean
Spain	–21%	+1%	–20%		4,841		3,856
Egypt	+16%	–19%	–3%		6,382		6,162
Rest of the Mediterranean(3)	+19%	–2%	+17%		8,160		9,517
SAC
Colombia	+18%	–7%	+11%		11,932		13,203
Rest of SAC(4)	+2%	–8%	–6%		16,450		15,527
Asia
Philippines	+12%	–4%	+8%		4,704		5,067
Rest of Asia(5)	–2%	–2%	–4%		2,430		2,330
Others(6)	–9%	+19%	+10%		15,154		16,604

Net sales before eliminations			Flat	Ps	209,912	Ps	209,506

Eliminations from consolidation					(12,876)		(13,845)

Consolidated net sales			–1%	Ps	197,036	Ps	195,661

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2012		2013
				(in millions of Mexican Pesos)
Mexico	–24%	—	–24%	Ps	13,403	Ps	10,247
United States	+54%	–2%	+52%		(6,059)		(2,906)
Northern Europe
United Kingdom	–98%	+11%	–87%		914		123
Germany	+154%	+5%	+159%		(311)		183
France	–2%	—	–2%		759		742
Rest of Northern Europe(2)	–52%	—	–52%		879		421
The Mediterranean
Spain	–142%	–1%	–141%		659		(269)
Egypt	+19%	–19%	Flat		1,917		1,911
Rest of the Mediterranean(3)	+51%	–5%	+46%		762		1,109
SAC
Colombia	+17%	–7%	+10%		4,509		4,964
Rest of SAC(4)	+16%	–11%	+5%		3,656		3,843
Asia
Philippines	+39%	+4%	+43%		596		853
Rest of Asia(5)	+249%	–140%	+109%		35		73
Others(6)	–9%	+71%	+62%		(4,718)		(1,790)

Operating earnings before other expenses, net			+15%	Ps	17,001	Ps	19,504

“–” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the change in Euros), net, in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales decrease approximately 1%, from Ps197.0 billion in 2012 to Ps195.7 billion in 2013. The decrease was primarily attributable to lower volumes and prices from our operations in Mexico and Spain, partially mitigated by higher volumes and prices in local currency terms in the United States and Colombia. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included in the March 3rd 6-K).

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 8% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 6% over the same period. Our net sales from our operations in Mexico represented approximately 20% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. The decrease in domestic cement and ready-mix concrete sales volumes were primarily attributable to homebuilder´s working capital financial constraints and high levels of inventories, resulting in lower demand in residential sector. The decrease in sales volumes was partially offset by positive performance in the industrial and commercial sectors and infrastructure spending accelerated during the second half of 2013. Our cement export volumes of our operations in Mexico, which represented approximately 7% of our Mexican cement sales volumes for the year ended December 31, 2013, increased approximately 6% in 2013 compared to 2012, primarily as a result of higher export volumes to South America, Central American and the Caribbean, and the United States . Of our total cement export volumes from our operations in Mexico during 2013, approximately 17% was shipped to the United States, 19% to Central America and the Caribbean and 64% to South America. Our average sales price of domestic cement from our operations in Mexico decreased approximately 3%, in Mexican Peso terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete remained flat, in Mexican Peso terms, over the same period. For the year ended December 31, 2013, cement represented approximately 52%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 24% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and domestic cement average sale prices, our net sales in Mexico, in Mexican Peso terms, decreased approximately 8% in 2013 compared to 2012.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 5% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from the strong fundamentals such as high affordability, large pent-up demand and low levels of inventories that continued to be the main driver of the demand in the residential sector. In addition, the industrial and commercial sectors also contributed favorably to demand growth and the infrastructure sector showed a slight improvement in highway spending. Our operations in the United States represented approximately 20% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales price of our operations in the United States increased approximately 3%, in U.S. Dollar terms, in 2013 compared to 2012, and our average ready-mix concrete sales prices increased approximately 6%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes as well as the increase in average domestic cement and ready-mix concrete sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 8% in 2013 compared to 2012.

Northern Europe

In 2013, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 26% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 7% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 4% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the improved macroeconomic conditions that contributed to higher activity in the country. In addition, the residential sector continued driving the demand for our products, which benefited from the governmental incentives to promote home ownership. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom decreased approximately 3%, in Pound terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2013, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average ready-mix concrete sales prices, partially offset by the decrease in domestic cement average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 2% in 2013 compared to 2012.

Germany

Our domestic cement sales volumes from our operations in Germany increased approximately 1% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The decrease in ready-mix concrete sales volumes resulted primarily from adverse weather conditions that mitigated the demand for our products. The decrease in ready-mix concrete sales volumes, was partially offset by low unemployment and mortgage rates, as well as higher wages and salaries that contributed to an increase activity in the residential sector, which was the main driver of demand for our products. Moreover, the performance of the infrastructure sector remained stable. Our cement export volumes of our operations in Germany, which represented approximately 29% of our Germany cement sales volumes for the year ended December 31, 2013, decreased approximately 9% in 2013 compared to 2012, primarily as a result of lower export volumes to Europe. Our operations in Germany represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany decreased approximately 1%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 26%, ready-mix concrete approximately 37% and our aggregates and other businesses approximately 37% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes and domestic cement sales price, partially offset by the increases in domestic cement sales volumes and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 6% in 2013 compared to 2012.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 6% in 2013 compared to 2012. The decrease in ready-mix concrete sales volumes resulted primarily from a high level of unemployment, a less attractive buy-to-let program and limited credit availability which affected the performance in the residential sector. In contrast, the activity in the industrial and commercial sectors, especially in industrial buildings, mitigated the decline in volumes. The infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in 2013 compared to 2012. For the year ended December 31, 2013, ready-mix concrete represented approximately 71% and our aggregates and other businesses approximately 29% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes, offset by the increase in ready-mix concrete average sales prices, net sales from our operations in France, in Euro terms, remained flat in 2013 compared to 2012.

Rest of Northern Europe

In 2013, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 10% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from lower activity in the infrastructure sector as well as high levels of unemployment and limited credit availability in the residential sector, mainly in Poland. Our cement export volumes of our operations in the Rest of Northern Europe, which represented approximately 24% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2013, decreased approximately 7% in 2013 compared to 2012, primarily as a result of lower export volumes to Europe and Asia. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment increased approximately 5%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 39%, ready-mix concrete approximately 41% and our aggregates and other businesses approximately 20% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially mitigated by increases in average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 7% in 2013 compared to 2012.

The Mediterranean

In 2013, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 10% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 28% in 2013 compared to 2012, while ready-mix concrete sales volumes decreased approximately 27% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from government spending cuts that kept infrastructure activity at low levels and a gradual reduction in home inventories in the residential sector, while house prices showed signs of stabilization. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 48% of our Spain cement sales volumes for the year ended December 31, 2013, decreased approximately 13% in 2013 compared to 2012, primarily as a result of lower export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2013, approximately 3% to Central America and the Caribbean, approximately 26% was shipped to Europe and to the Middle East and approximately 71% to Africa. Our average sales price of domestic cement of our operations in Spain increases approximately 5%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete decreases approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 71%, ready-mix concrete approximately 16% and our aggregates and other businesses approximately 13% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and ready-mix average sales prices, partially offset by increase in our domestic cement sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 21% in 2013 compared to 2012.

Egypt

Our domestic cement sales volumes from our operations in Egypt increased approximately 7% in 2013 compared to 2012, while ready-mix concrete sales volumes decreased approximately 11% over the same period. The increase in domestic cement sales volumes resulted primarily from the informal residential sector that continues to be the main driver of demand. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms. Our average sales price of domestic cement increased approximately 14%, in Egyptian pound terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 15%, in Egyptian pound terms, over the same period. For the year ended December 31, 2013, cement represented approximately 91%, ready-mix concrete approximately 6% and our aggregates and other businesses approximately 3% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete average sale prices, partially offset by the decrease in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian pound terms, increased approximately 16% in 2013 compared to 2012.

Rest of the Mediterranean

In 2013, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 2% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 15% over the same period. The decrease in domestic cement sales volumes resulted primarily from lower construction levels. The increase in ready-mix concrete sales volumes, resulted primary from higher volumes in Croatia, market reactivation in UAE and strong demand in the residential and infrastructure sectors in Israel. Our cement export volumes of our operations in the Rest of the Mediterranean, which represented approximately 44% of our Rest of the Mediterranean cement sales volumes for the year ended December 31, 2013, increased significantly in 2013 compared to 2012, primarily as a result of higher export volumes to Middle East and South American. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 5% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 2%, in U.S. Dollar terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 8%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 20%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 22% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and ready-mix concrete average sale prices, partially offset by decreases in domestic cement sale volumes and domestic cement average sale prices, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, increased approximately 19% in 2013 compared to 2012.

South America and the Caribbean

In 2013, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, as well as small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 13% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 1% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the government-sponsored free-home program, a driver of demand in the residential sector. The positive economic outlook, higher investor confidence and new trade agreements were factors that continued to support the favorable trend in the industrial and commercial sectors. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 5% in Colombian Peso terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 8% in Colombian Peso terms, over the same period. For the year ended December 31, 2013, cement represented approximately 58%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 13% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 18% in 2013 compared to 2012.

Rest of South America and the Caribbean

For the year ended December 31, 2013, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 5% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The increase in domestic cement volumes resulted primarily from higher consumption levels due to projects in Panama, Costa Rica and Nicaragua. The decrease in ready-mix concrete sales volumes resulted primarily from lower construction levels caused by cuts in public spending and the culmination of commercial and infrastructure projects in Dominican Republic, Puerto Rico and Costa Rica. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in U.S. Dollar terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 4% in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 74% ready-mix concrete approximately 19% and our other businesses approximately 7% of net sales from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and ready-mix concrete average sales price, partially offset by the decrease in ready-mix concrete sales volumes and domestic cement average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 2% in 2013 compared to 2012.

Asia

For the year ended December 31, 2013, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Malaysia, Thailand, Bangladesh and China. Our net sales from our operations in the Asia region represented approximately 4% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 8% in 2013 compared to 2012. The increase in domestic cement sales volumes resulted primarily from favorable economic conditions such as a stable level of inflation and mortgage rates, healthy remittances inflows that contributed to an increase in the activity in the residential sector. In addition, the infrastructure and industrial and commercial sectors continued with their positive performance. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2013, decreased approximately 28% in 2013 compared to 2012, primarily as a result of lower export volumes to Asia. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 5% in Philippine Peso terms, in 2013 compared to 2012. For the year ended December 31, 2013, cement represented approximately 100% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 12% in 2013 compared to 2012.

Rest of Asia

For the year ended December 31, 2013, our operations in our Rest of Asia segment included our operations in Malaysia, Thailand, Bangladesh and China. Our domestic cement sales volumes from our operations in our Rest of Asia segment decreased approximately 4% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 12% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from unfavorable market conditions that caused lower construction levels in our markets. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased approximately 9% in U.S. Dollar terms, in 2013 compared to 2012, and the average sales price of ready-mix concrete increased approximately 4%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 41% ready-mix concrete approximately 49% and our other businesses approximately 10% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by the increases in domestic cement and ready-mix concrete average sales price, net sales from our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 2% in 2013 compared to 2012.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment decreased approximately 9% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2013 compared to 2012, in U.S. Dollar terms. The decrease in net sales in our Others segment primarily was a result of lower trading operations and others, such as transport, asphalt, concrete products and multiproducts. For the year ended December 31, 2013, our trading operations represented approximately 44% and our information technology solutions company represented approximately 18% of our net sales in our Others segment.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 3% from Ps138.7 billion in 2012 to Ps134.8 billion in 2013. As a percentage of net sales, cost of sales decreased from 70.4% in 2012 to 68.9% in 2013. The decrease in cost of sales as a percentage of net sales resulted primarily from a reduction in workforce and other cost reduction initiatives. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants and delivery expenses of our ready-mix concrete business. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7.9 billion in 2012 and Ps8.1 billion in 2013; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ facilities, which are included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2012 and 2013, represented Ps17.6 billion and Ps17.2 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit increased approximately 4% from approximately Ps58.3 billion in 2012 to approximately Ps60.9 billion in 2013. As a percentage of net sales, gross profit increased from approximately 29.6% in 2012 to 31.1% in 2013. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps17.6 billion in 2012 and approximately Ps17.2 billion in 2013.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net, increased approximately 15% from approximately Ps17.0 billion in 2012 to approximately Ps19.5 billion in 2013. As a percentage of net sales, operating earnings before other expenses, net, increased from approximately 8.6% in 2012 to 10.0% in 2013. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net, on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased approximately 24%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps13.4 billion in 2012 to operating earnings before other expenses, net, of approximately Ps10.3 billion in 2013. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes and domestic cement average sales prices caused by lower demand in the residential sector.

United States

Our operating loss before other expenses, net, from our operations in the United States decreased approximately 54% in U.S. Dollar terms. The decrease resulted primarily from higher domestic cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sale prices, driven by the growth demand in the residential, industrial and commercial sectors.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 98% in Pound terms. The decrease resulted primarily from the net gain in operating results due to changes in defined benefit plans of approximately Ps1,914 million (U.S.$146 million) recognized during 2012.

Germany

Our operating loss before other expenses, net, from our operations in Germany decreased significantly in Euro terms. The decrease resulted primarily from higher ready-mix concrete sales volumes and sales prices as well as our cost reduction initiatives.

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 2% in Euro terms. The decrease resulted primarily from lower ready-mix concrete sales volumes caused by a slowdown in the residential, industrial and commercial sectors.

Rest of Northern Europe

Our operating earnings before other expenses, net, from our operations in our Rest of Northern Europe segment decreased approximately 52% in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes as a result of lower activity in the infrastructure and residential sectors.

The Mediterranean

Spain

Our operating earnings before other expenses, net, from our operations in Spain decreased significantly in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes mainly driven by government spending cuts in the infrastructure sector and continued unfavorable market conditions.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt increased 19% in Egypt Pound terms. The increase resulted from higher domestic cement sales volumes, as well as higher domestic cement and ready-mix concrete sales price, partially mitigated by a decrease in ready-mix concrete sales volumes.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment increased approximately 51% in U.S. Dollar terms. The increase resulted primarily from higher ready-mix concrete sales volumes and average sales prices, mainly driven by strong demand in residential and infrastructure projects in Israel and favorable market conditions in Croatia and the UAE.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia increased approximately 17% in Colombian Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes as well as higher average sales prices, driven by the continued favorable trend in the residential, industrial and commercial sectors supported by the positive economic outlook and investor confidence.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net, from our operations in our Rest of South America and the Caribbean segment increased approximately 16% in U.S. Dollar terms. The increase resulted primarily from higher domestic cement volumes and ready-mix concrete sales prices, driven by higher consumption levels due to current projects, despite of the culmination of others.

Asia

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines increased approximately 39% in Philippine Peso terms. The increase resulted primarily from higher domestic cement sales volumes and average sales prices caused by favorable economic conditions and positive performance in all sectors.

Rest of Asia

Our operating earnings before other expenses, net, from our operations in our Rest of Asia segment increased significantly in U.S. Dollar terms. The increase resulted primarily from increases in domestic cement and ready-mix concrete average sales prices, as well as our cost reduction initiatives.

Others

Our operating loss before other expenses, net, from our operations in our Others segment decreased approximately 62% in Mexican Peso terms, from an operating loss before other expenses, net, of approximately Ps4.7 billion in 2012 to an operating loss before other expenses, net, of approximately Ps1.8 billion in 2013. The decrease resulted primarily from a decrease in trading operations and others, such as transport, asphalt, concrete products and multiproducts.

Other Expenses, Net. Our other expenses, net, decreased approximately 11%, in Mexican Peso terms, from approximately Ps5.5 billion in 2012 to approximately Ps4.9 billion in 2013. The decrease resulted primarily from one-time restructuring costs in connection with a 10-year services agreement with IBM incurred during last year. The decrease was partially offset by an increase in fixed asset sales, net, in 2013 compared with 2012.

The most significant items included under this caption for the years ended December 31, 2012 and 2013 are as follows:

	For the Year Ended December 31,
	2012		2013
	(in millions of Mexican Pesos)
Restructuring costs	Ps	(3,079)	Ps	(963)
Impairment losses		(1,661)		(1,591)
Charitable contributions		(100)		(25)
Results from sales of assets and others, net		(650)		(2,324)

	Ps	(5,490)	Ps	(4,903)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2012		2013
	(in millions of Mexican Pesos)
Financial Items:
Financial expense	Ps	(18,511)	Ps	(19,937)
Other financial income (expense), net:
Financial income		620		424
Results from financial instruments, net		178		2,075
Foreign exchange result		1,142		57
Effects of net present value on assets and liabilities and others, net		(963)		(850)

	Ps	(17,534)	Ps	(18,231)

Our financial items in 2013, which comprises financial expense and other financial (expense) income, net, as reported in our statements of operations, increased 4% from a loss of approximately Ps17.5 billion in 2012 to a loss of approximately Ps18.2 billion in 2013. The components of the change are shown above.

Our financial expense increased approximately 8%, from approximately Ps18.5 billion in 2012 to approximately Ps19.9 billion in 2013, primarily attributable to our liability management activities, through which we replaced debt with shorter term maturities with mostly fixed coupon bonds of longer term maturities.

Our other financial income (expense), net, comprises our financial income which decreased approximately 32%, from Ps620 million in 2012 to Ps424 million in 2013. Our result from financial instruments increased significantly from a gain of approximately Ps178 million in 2012 to a gain of approximately Ps2,075 million in 2013, primarily attributable to valuations of equity derivatives related to shares of CEMEX, S.A.B. de C.V. Our foreign exchange result decreased significantly, from a gain of approximately Ps1.1 billion in 2012 to a gain of approximately Ps57 million in 2013. The decrease was primarily attributable to the depreciation of the Mexican Peso and Euro against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased by approximately 12% from an expense of approximately Ps963 million in 2012 to an expense of Ps850 million in 2013.

Derivative Financial Instruments. For the years ended December 31, 2012 and 2013, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects, conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes until December 31, 2012 and since then, the conversion option embedded in the Mandatory Convertible Securities, as discussed in note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

For the year ended December 31, 2013, our gain from our financial instruments increased significantly for the reasons described above. See “— Liquidity and Capital Resources — Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased approximately 3% from an expense of approximately Ps6.0 billion in 2012 to an expense of Ps6.2 billion in 2013.

The increase in the income tax expense is mainly attributable to our current income tax expense, which decreased from an income of approximately Ps6.2 billion in 2012 to an expense of approximately Ps14.2 billion in 2013, resulting primarily from the income tax expense generated by the new rules enacted for the disconnection of the tax consolidation regime in Mexico.

Our deferred tax expense decreased from an expense of approximately Ps12.2 billion in 2012 to an income of approximately Ps8.0 billion in 2013. Our deferred tax benefit was primarily attributable to the recognition of certain deferred tax assets associated with tax loss carryforwards considering new projections of estimated taxable income in our Mexican operations. See note 19B and 19D to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

For each of the years ended December 31, 2012 and 2013, our approximate statutory income tax rate was 30%. Our effective tax rate in 2012 resulted in a negative tax rate of 114.1%, considering a loss before income tax of approximately Ps5.3 billion, while our effective tax rate in 2013 resulted in a negative tax rate of 182.6%, considering a loss before income tax of approximately Ps3.4 billion. See “Risk Factors — Risks Relating To Our Business — Certain Mexican tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2013 decreased 15%, from a consolidated net loss of approximately Ps11.3 billion in 2012 to a consolidated net loss of approximately Ps9.6 billion in 2013.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net gain increased, from Ps662 million in 2012 to Ps1,223 million in 2013, primarily attributable to the net income of the consolidated entities in which others have a non-controlling interest, mainly those related with CEMEX Latam Offering.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net income, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased 10%, from a net loss of approximately Ps12.0 billion in 2012 to a controlling interest net loss of approximately Ps10.8 billion in 2013.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially increase our net loss and reduce cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes paid in cash were approximately Ps23.9 billion in 2011, Ps30.2 billion in 2012 and Ps27.0 billion in 2013. See our statement of cash flows included in the March 3rd 6-K. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2011, 2012 and 2013.

Our primary sources and uses of cash during the years ended December 31, 2011, 2012 and 2013 were as follows:

	For the Year Ended December 31,
	2011		2012		2013
	(in millions of Mexican Pesos)
Operating activities
Consolidated net loss		(24,932)		(11,338)		(9,611)
Non-cash items		49,601		43,608		40,738
Changes in working capital, excluding income taxes		(727)		(2,048)		(4,082)

Net cash flow provided by operating activities before interest, coupons on Perpetual Debentures and income taxes		23,942		30,222		27,045
Financial expense paid in cash including coupons on Perpetual Debentures and income taxes		(17,130)		(24,273)		(25,775)

Net cash flows provided by operating activities		6,812		5,949		1,270
Investing activities
Property, machinery and equipment, net		(3,524)		(5,922)		(5,570)
Disposal (acquisition) of subsidiaries and associates, net		1,232		(895)		1,259
Other long term assets and others, net		474		4,258		(1,085)

Net cash flows used in investing activities		(1,818)		(2,559)		(5,396)
Financing activities
Issuance of common stock		11		—		—
Issuance of common stock by subsidiaries		—		12,442		—
Derivative instruments		(5,464)		1,633		(256)
Issuance (repayment) of debt, net		5,702		(17,239)		5,933
Securitization of trade receivables		2,890		(193)		(1,854)
Non-current liabilities, net		1,430		(1,679)		(568)

Net cash flows provided by (used in) financing activities		4,569		(5,036)		3,255

Increase (decrease) in cash and cash equivalents		9,563		(1,646)		(871)
Cash conversion effect, net		(1,789)		(2,004)		3,569
Cash and cash equivalents at beginning of year		8,354		16,128		12,478

Cash and cash equivalents at end of year	Ps	16,128	Ps	12,478	Ps	15,176

2013. During 2013, including the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps3.6 billion, there was an increase in cash and cash equivalents of approximately Ps2.7 billion. This increase was generated by our net cash flows provided by operating activities, which, after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps25.8 billion, amounted to approximately Ps1.3 billion, and by our net cash flows provided by financing activities of approximately Ps3.3 billion, partially offset by our net cash flows in investing activities of approximately Ps5.4 billion.

For the year ended December 31, 2013, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps4.1 billion, which was primarily comprised of cash flows applied in trade accounts receivable, other accounts receivable and other assets, inventories and other accounts payable and accrued expenses for an aggregate amount of approximately Ps5.7 billion, partially offset by cash flows originated by trade accounts payables for an aggregate amount of approximately Ps1.6 billion.

During 2013, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps1.3 billion, our net resources generated by financing activities of approximately Ps3.3 billion, which include issuance of our debt, net, for an aggregate amount of approximately Ps5.9 billion, partially offset by our cash flows used in the securitization of trade receivables, derivative financial instruments and non-current liabilities for an aggregate amount of approximately Ps2.6 billion, were disbursed mainly in connection with capital expenditures of approximately Ps5.6 billion.

2012. During 2012, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2.0 billion, there was a decrease in cash and cash equivalents of approximately Ps3.7 billion. This decrease was generated by our net cash flows used in financing activities of approximately Ps5.0 billion and our net cash flows applied in investing activities of approximately Ps2.6 billion, partially offset by our net cash flows generated by operating activities, which after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps24.3 billion, amounted to approximately Ps5.9 billion.

For the year ended December 31, 2012, our net cash flows provided by operating activities included cash flows included cash flows applied in working capital of approximately Ps2.0 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable and other assets and trade payables, for an aggregate amount of approximately Ps6.4 billion, partially offset by cash flows originated by trade receivables, net, and inventories for an aggregate amount of approximately Ps4.4 billion.

During 2012, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps5.9 billion, our net resources applied in financing activities of approximately Ps5.0 billion, which include payments to our debt for an aggregate amount of approximately Ps17.2 billion, partially offset by our cash flows provided by the issuance of common stock by subsidiaries for an aggregate amount of approximately Ps12.4 billion, related mainly in connection with CEMEX Latam outstanding common shares and cash flows generated by other long-term assets and others, net, for an aggregate amount of approximately Ps4.2 billion, were disbursed mainly in connection with capital expenditures of approximately Ps5.9 billion.

2011. During 2011, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1.8 billion, there was an increase in cash and cash equivalents of approximately Ps7.8 billion. This increase was generated by net cash flows provided by operating activities, which after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps17.1 billion amounted to approximately Ps6.8 billion, and net cash flows provided by financing activities of approximately Ps4.6 billion, partially offset by our net cash flows used in investing activities of approximately Ps1.8 billion.

For the year ended December 31, 2011, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps727 million, which was primarily composed by cash flows applied to trade receivables, net, inventories and trade payables for an aggregate amount of approximately Ps3.2 billion, partially offset by cash flows originated by other accounts receivable and other assets, and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.5 billion.

During 2011, our net cash flows generated by operating activities after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps6.8 billion, our net resources provided by financing activities of approximately Ps4.6 billion, which include payments of our derivative financial instruments for an aggregate amount of approximately Ps5.5 billion related primarily to the purchase of a capped call and the settlement of options based on our ADSs, and cash flows provided by other long-term assets and others, net, and disposal of subsidiaries and associates, net for an aggregate amount of approximately Ps1.7 billion, were disbursed mainly in connection with capital expenditures of approximately Ps3.5 billion.

As of December 31, 2013, we had the following lines of credit, the majority of which are subject to the bank’s availability at annual interest rates ranging between approximately 2.25% and 8.33%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions Mexican of Pesos)
Other lines of credit in foreign subsidiaries	6,441	4,892
Other lines of credit from banks	3,712	3,676

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2012 and 2013, and our expected capital expenditures during 2014, which include an allocation to 2014 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31,		Estimated in 2014
	2012	2013
	(in millions of U.S. Dollars)
Mexico	98	86	79
United States	149	160	211
Northern Europe
United Kingdom	43	44	34
Germany	35	37	29
France	21	28	20
Rest of Northern Europe(1)	48	32	30
The Mediterranean
Spain	21	10	12
Egypt	26	24	26
Rest of Mediterranean(2)	24	23	21
SAC
Colombia	81	60	30
Rest of SAC(3)	38	52	31
Asia
Philippines	19	39	54
Rest of Asia(4)	5	6	5
Others	1	5	63

Total consolidated	609	606	645

Of which
Expansion capital expenditures	178	117	140
Base capital expenditures	431	489	505

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the UAE and Israel.
(3)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

For the years ended December 31, 2012 and 2013, we recognized U.S.$609 million and U.S.$606 million in capital expenditures, respectively. As of December 31, 2013, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$645 million, including our capital expenditures estimated to be incurred during 2014. This amount is expected to be incurred during 2014, based on the evolution of the related projects. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$250 million (or its equivalent)).

Our Indebtedness

As of December 31, 2013, we had approximately Ps230,298 million (U.S.$17,647 million) (principal amount Ps235,688 million (U.S.$18,060 million)) of total debt plus other financial obligations, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2013 audited consolidated financial statements included in our March 3rd 6-K. Of our total debt plus other financial obligations, approximately 4.1% were short-term (including current maturities of long-term debt) and 95.9% were long-term. As of December 31, 2013, approximately 86% of our total debt plus other financial obligations was Dollar-denominated, approximately 11% was Euro-denominated, approximately 3% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement, including the deletion of all mandatory prepayment provisions, the release of the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral, and the deletion of certain representations, information undertakings, financial covenants, general undertakings and events of default thereunder (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our September 2012 Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement was subsequently repaid in full, as a result of prepayments made in accordance with the Facilities Agreement. Considering that the relevant economic terms of the new debt instruments are not substantially different from those of the original loans and private placements, the aforementioned exchange of debt as part of the refinancing process did not result in the extinguishment of the original financial liabilities under IFRS; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability by approximately U.S.$116 million in relation to the fees and cost incurred during the refinancing process, and those costs, together with any remaining costs relative to the Financing Agreement will be amortized over the remaining term of the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released.

As of December 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)), all of which matures in 2017. However, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors — Risks Relating to Our Business — If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back,’ to earlier dates.”

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors — Risks Relating to Our Business — The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Senior Secured Notes, see “— Summary of Material Contractual Obligations and Commercial Commitments — Senior Secured Notes.”

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

The moderate growth of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During 2013

As of December 31, 2013, we had approximately Ps230,298 million (U.S.$17,647 million) (principal amount Ps235,688 million (U.S.$18,060 million)) of total debt plus other financial obligations, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures. Our financing activities through December 31, 2012 are described in the 2012 20-F. The following is a description of our most relevant transactions related to our indebtedness in 2013:

•	On March 25, 2013, CEMEX issued U.S.$600 million aggregate principal amount of the March 2013 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced a tender offer to purchase up to €200 million aggregate principal amount of Eurobonds. The tender offer expired on March 25, 2013 and resulted in the purchase of approximately €183 million aggregate principal amount of Eurobonds. CEMEX used the remainder of the net proceeds from the offering of the March 2013 Notes for general corporate purposes, including the repayment in full of the remaining indebtedness under CEMEX’s 2009 Financing Agreement of approximately U.S.$55 million.

•	On August 12, 2013, CEMEX issued U.S.$1.0 billion aggregate principal amount of the August 2013 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced a tender offer that expired on August 30, 2013 and resulted in the purchase of U.S.$925 million aggregate principal amount of CEMEX Finance LLC’s 9.50% Senior Secured Notes due 2016 (the “2016 CEMEX Finance U.S. Dollar Notes”).

•	On October 2, 2013, CEMEX issued U.S.$1.5 billion aggregate principal amount of October 2013 Notes, consisting of U.S.$1.0 billion aggregate principal amount of October 2013 Fixed Rate Notes and U.S.$500 million aggregate principal amount of October 2013 Floating Rate Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced tender offers to purchase any and all the 2016 CEMEX Finance U.S. Dollar Notes and up to €220 million aggregate principal amount of the 2017 CEMEX Finance Euro Notes (as defined below). The tender offers expired on October 23, 2013 and resulted in the purchase of approximately U.S.$470 million aggregate amount of the 2016 CEMEX Finance U.S. Dollar Notes and approximately €181 principal amount of the 2017 CEMEX Finance Euro Notes. On December 14, 2013, CEMEX subsequently redeemed all of the approximately U.S.$355 million aggregate principal amount of the 2016 CEMEX Finance U.S. Dollar Notes, remaining outstanding and approximately €39 million aggregate principal amount of the 2017 CEMEX Finance Euro Notes. CEMEX used the remainder of the net proceeds from the offering of the October 2013 Notes for general corporate purposes, including to reserve approximately €247 million to repay the Eurobonds at their maturity, which repayment was completed on March 5, 2014. See “Summary – Recent Developments – Recent Developments Relating to Our Indebtedness – Eurobond Repayment.”

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, we have addressed all maturities under the 2009 Financing Agreement and have addressed all maturities under the Facilities Agreement until February 14, 2017.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2012 and 2013 are detailed as follows:

	December 31, 2012				December 31, 2013
	Short- term		Long- term	Total	Short- term		Long- term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,100	7,100	Ps	—	7,565	7,565
I. Convertible subordinated notes due 2016		—	10,768	10,768		—	11,551	11,551
II. Convertible subordinated notes due 2015		—	8,397	8,397		—	8,919	8,919
III. Mandatory convertible securities due 2019		152	1,561	1,713		177	1,392	1,569
IV. Liabilities secured with accounts receivable		6,013	2,500	8,513		4,471	2,500	6,971
V. Capital leases		813	2,587	3,400		920	1,823	2,743

	Ps	6,978	32,913	39,891	Ps	5,568	33,750	39,318

As mentioned in note 2L to our 2013 audited consolidated financial statements included in the March 3rd 6-K, financial instruments convertible into our CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018. The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, respectively. The 2011 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30%

premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions. During 2013 and 2012, changes in the fair value of these capped call transactions generated a gain of approximately U.S.$127 million (Ps1,663 million) and a gain of approximately U.S.$155 million (Ps1,973 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2011 Optional Convertible Subordinated Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.‘s extraordinary shareholders’ meeting on February 24, 2011 (see note 20 to our 2013 audited consolidated financial statements included in the March 3rd 6-K) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2013 was 99.6866 ADSs per U.S.$1,000 principal amount of such notes. Effective January 1, 2013, in connection with the change of the Company’s functional currency, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. Changes in fair value of such conversion options generated a loss in 2012 for approximately U.S.$243 million (Ps3,078 million) (see note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K).

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes. During 2013 and 2012, changes in the fair value of this capped call transaction generated a gain of approximately U.S.$36 million (Ps465 million) and a gain of approximately U.S.$47 million (Ps594 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K). After antidilution adjustments, the conversion rate as of December 31, 2013 was 86.0316 ADSs per U.S.$1,000 principal amount of such notes. Effective January 1, 2013, in connection with the change of the Company’s functional currency, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. Changes in fair value of the conversion option generated a loss in 2012 for approximately U.S.$56 million (Ps708 million) (see note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K). In February 2014, CEMEX amended the terms of the capped call options related to its 2010 Optional Convertible Subordinated Notes and, separately, in March 2014, holders of approximately U.S.$280.39 million in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.‘s ADSs pursuant to the Private Inducements. See “Summary – Recent Developments – Recent Developments Relating to Our Indebtedness.”

Mandatory Convertible Securities

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange marketable notes issued in Mexico with maturities between 2010 and 2013, into Mandatory Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps30.68, the securities will be mandatorily convertible into approximately 202 million CPOs at a conversion price of approximately Ps20.45 per CPO. During their tenure, the securities bear interest at an annual rate of 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component, represented by the fair value of the conversion options of the issuance date of Ps1,971 million was recognized within “Other equity reserves.” See note 16B to our 2013 audited consolidated financial statements included in the March 3rd 6-K. Effective January 1, 2013, in connection with the change of the Company’s functional currency, the conversion option embedded in these securities as of January 1, 2013, started to be treated as stand-alone derivative liability at fair value through profit or loss, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated a loss of Ps135 million (U.S.$10 million) in 2013.

Our Receivables Financing Arrangements

Our subsidiaries in the United States, Mexico and France (which incorporated the sale of trade receivables in the United Kingdom) are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2012 and 2013, trade accounts receivable include receivables of Ps10,792 million (U.S.$840 million) and Ps8,487 million (U.S.$650 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,280 million and Ps1,516 million as of December 31, 2012 and 2013, respectively. Therefore, the funded amount to CEMEX was Ps6,971 million (U.S.$534 million) in 2013 and Ps8,512 million (U.S.$662 million) in 2012. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps368 million (U.S.$28 million) and Ps317 million (U.S.$25 million) in 2012 and 2013, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2013 in Mexico and the United States mature in October 2015 and May 2015, respectively. The securitization programs in France and the United Kingdom mature in March 2015.

Capital leases

As of December 31, 2012 and 2013, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$154 million (Ps2,025 million) and U.S.$11 million (Ps141 million), respectively. Future payments associated with these contracts are presented in note 23E to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 59.5 million CPOs of Axtel (59.5 million CPO with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. In addition, during 2011, the other counterparty further extended the maturity of its contract also until April 2012. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel, which is extended until October 2015. Changes in the fair value of this instrument generated losses of approximately U.S.$7 million (Ps100 million) in 2012, and gains of approximately U.S.$6 million (Ps76 million) in 2013.

Perpetual Debentures

As of December 31, 2012 and 2013, non-controlling interest stockholders’ equity included approximately U.S.$473 million (Ps6,078 million) and U.S.$477 million (Ps6,223 million), respectively, representing the notional amount of the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (collectively, the “Perpetual Debentures”). The Perpetual Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Perpetual Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Perpetual Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps453 million and Ps405 million in 2012 and 2013, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2013 audited consolidated financial statements included in the March 3rd 6-K. As of December 31, 2013, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2013 (in millions)(2)		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	6.640%
C5 Capital (SPV) Ltd(1).	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%

(1)	We are not permitted to call these Perpetual Debentures under the Facilities Agreement. As of December 31, 2012 and 2013, 3-month LIBOR was approximately 0.306% and 0.246%.
(2)	Excludes the notional amount of Perpetual Debentures held by subsidiaries, acquired in December 2012 through a series of asset swaps. See notes 16A and 20D to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual general ordinary shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.‘s 2011, 2012 and 2013 annual general ordinary shareholders’ meetings held on February 23, 2012, March 21, 2013 and March 20, 2014, respectively, no stock repurchase program has been proposed between February 2011 and the date of this filing. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Facilities Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research Group AG (“CEMEX Research Group”), research and development (“R&D”) is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s “Value before Volume” strategy. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Group, which encompasses the areas of Technology, Energy & Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The Vice Presidency of Technology (the “VPT”) is responsible for developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of the company’s core businesses. Additionally, the VPT also develops and proposes construction solutions through the integration of the aforementioned technologies. The Energy and Sustainability departments are dedicated to operational efficiencies leading to reduction of costs and enhancing the environmental impact through the usage of alternative or biomass fuels, and energy management systems. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy, is a growing culture of collaboration, where the Innovation Team brings about its research to identify novel collaboration practices, and mobilize it adoption in the company.

There are nine laboratories supporting the company’s R&D efforts under a collaboration network. Eight of the laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continuously improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in energy management. In addition, CEMEX Research Group actively registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Process and IT area, CEMEX is continuously improving and innovating its business processes to adapt it to the dynamically evolving markets, and better serve the needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2011, 2012 and 2013, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps487 million (U.S.$39 million), Ps514 million (U.S.$40 million) and Ps494 million (U.S.$38 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The 2009 Financing Agreement

On August 14, 2009, we entered into the 2009 Financing Agreement. The 2009 Financing Agreement extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014, providing for a semi-annual amortization schedule, and, prior to giving effect to the Refinancing Transaction, we had reduced indebtedness under the 2009 Financing Agreement by approximately U.S.$7.2 billion. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released. In March 2013, we repaid the 2009 Financing Agreement in full.

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “— Liquidity and Capital Resources — Our Indebtedness”. As of December 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)), all of which matures in 2017. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors — Risks Relating to Our Business — If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back,’ to earlier dates.”

The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors — Risks Relating to Our Business — The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets. We refer to the notes described below, collectively, as the Senior Secured Notes.

December 2009 Notes. On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1.25 billion aggregate principal amount of its 9.50% U.S. Dollar-Denominated Senior Secured Notes due 2016, or the 2016 CEMEX Finance U.S. Dollar Notes, and €350 million aggregate principal amount of its 9.625% Euro-Denominated Senior Secured Notes due 2017, or the 2017 CEMEX Finance Euro Notes and, together with the 2016 CEMEX Finance U.S. Dollar Notes, the December 2009 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500 million aggregate principal amount of the 2016 CEMEX Finance U.S. Dollar Notes, or the Additional December 2009 Notes. As of December 14, 2013, all of the 2016 CEMEX Finance U.S. Dollar Notes had been repurchased or redeemed and were no longer outstanding. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward Holding B.V. (“New Sunward”), Cemex Asia B.V. (“CEMEX Asia”), CEMEX Concretos, CEMEX Corp., Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), Cemex Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), CEMEX Research Group, Cemex Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes and the Additional December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2010 Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.250% U.S. Dollar-Denominated Senior Secured Notes due 2020, (the “2020 CEMEX España Dollar Notes”) and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017 (the “2017 CEMEX España Euro Notes”) and, together with the 2020 CEMEX España Dollar Notes, the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of the 2020 CEMEX España Dollar Notes, or the Additional May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV), pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes and the Additional May 2010 Notes, on a senior basis. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the May 2010 Notes and the Additional May 2010 Notes pursuant to which it will provide guarantees for the May 2010 Notes and the Additional May 2010 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650 million aggregate principal amount of its January 2011 Notes, or the Additional January 2011 Notes and, together with the January 2011 Notes, the 2018 CEMEX Dollar Notes. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes and the Additional January 2011 Notes on a senior basis. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the January 2011 Notes and the Additional January 2011 Notes pursuant to which it will provide guarantees for the January 2011 Notes and the Additional January 2011 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2011 Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes on a senior basis. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the April 2011 Notes pursuant to which it will provide guarantees for the April 2011 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes due 2019, or together, the March 2012 Notes, in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the March 2012 Notes on a senior basis. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the March 2012 Notes pursuant to which it will provide guarantees for the March 2012 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

September 2012 Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of its 9.50% Senior Secured Notes due 2018, or the September 2012 Notes, to participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2012 Notes on a senior basis. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the September 2012 Notes pursuant to which it will provide guarantees for the September 2012 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2012 Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022, or the October 2012 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2013 Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2013 Notes. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the March 2013 Notes pursuant to which it will provide guarantees for the March 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

August 2013 Notes. On August 12, 2013, CEMEX S.A.B. de C.V. issued U.S.$$1.0 billion of aggregate principal amount of its 6.5% Senior Secured Notes due in 2019, or the August 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group AG, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the August 2013 Notes. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the August 2013 Notes pursuant to which it will provide guarantees for the August 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2013 Notes. On October 2, 2013, CEMEX S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due in 2021 and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due in 2018, or together, the October 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group AG, CEMEX Shipping and CEMEX UK and

Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the October 2013 Notes. Concurrently with the completion of this offering, CEMEX Finance LLC will enter into a supplemental indenture to the indenture governing the October 2013 Notes pursuant to which it will provide guarantees for the October 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Mandatory Convertible Securities

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4,126 million (approximately U.S.$315 million) in Mandatory Convertible Securities, in exchange for marketable notes maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After antidilution adjustments, the conversion rate as of December 31, 2013 was 202 CPOs per each obligation, equivalent to a conversion price of approximately Ps20.45 per CPO.

Optional Convertible Subordinated Notes

2010 Optional Convertible Subordinated Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes. After antidilution adjustments, the conversion rate as of December 31, 2013 was 86.0316 ADSs per U.S.$1,000 principal amount of such notes. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes. In February 2014, CEMEX amended the terms of the capped call options related to its 2010 Optional Convertible Subordinated Notes and, separately, in March 2014, holders of approximately U.S.$280.39 million in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.‘s ADSs pursuant to the Private Inducements. See “Summary – Recent Developments – Recent Developments Relating to Our Indebtedness.”

2011 Optional Convertible Subordinated Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$977.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of its 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into a fixed number of ADSs, at any time after June 30, 2011 and are subject to antidilution adjustments. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. After antidilution adjustments, the conversion rate as of December 31, 2013 was 99.6866 ADSs per U.S.$1,000 principal amount of such notes. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

Commercial Commitments

As of December 31, 2012 and 2013, we had commitments for the purchase of raw materials for an approximate amount of U.S.$127 million and U.S.$107 million, respectively.

On July 30, 2012, we signed a Master Professional Services Agreement with IBM. This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 30, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus”, we and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2012 and 2013, EURUS supplied approximately 29.1% and 25.8%, respectively, of our overall electricity needs in Mexico during such years.

In 2007, CEMEX Ostzement GmbH (“COZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2011, 2012, and 2013, COZ expects to acquire 27 MW per year for 2014, and expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In 1999, we entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2013, 2012 and 2011, TEG supplied approximately 70.9%, 67.8% and 69.1%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

In regards with the above, in March 1998 and July 1999, we signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply us with a combined volume of approximately 1.75 million tons of pet coke per year. As per the pet coke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to our operations in Mexico. By entering into the pet coke contracts with PEMEX, we expect to have a consistent source of pet coke throughout the 20-year term.

Contractual Obligations

As of December 31, 2012 and 2013, we had material contractual obligations as set forth in the table below:

	As of December 31, 2012		As of December 31, 2013
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S$	13,857	296	765	7,236	6,330	14,627
Capital lease obligations(1)		361	58	91	61	82	292
Convertible notes(2)		2,177	14	1,603	625	27	2,269

Total debt and other financial obligations(3)		16,395	368	2,459	7,922	6,439	17,188
Operating leases(4)		413	111	157	87	47	402
Interest payments on debt(5)		5,366	1,037	2,052	2,004	1,196	6,289
Pension plans and other benefits(6)		1,653	168	320	334	925	1,747
Purchases of raw materials(7)		127	68	39	—	—	107
Purchases of fuel and energy(8)		3,539	218	443	442	2,278	3,381

Total contractual obligations	U.S.$	27,493	1,970	5,470	10,789	10,885	29,114

Total contractual obligations (Mexican Pesos)	Ps	353,285	25,709	71,384	140,796	142,049	379,938

(1)	Represents nominal cash flows. As of December 31, 2013, the net present value of future payments under such leases is approximately U.S.$210 million (Ps2,743 million), of which, approximately U.S.$28 million (Ps365 million) refers to payments from 1 to 3 years, approximately U.S.32 million (Ps418 million) refers to payments from 3 to 5 years and approximately U.S.$80 million (Ps1,040 million) refers to payments of more than 5 years.
(2)	Refers to the Mandatory Convertible Securities described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. we have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$156 million (Ps2,003 million) in 2012 and U.S.$126 million (Ps1,647 million) in 2013.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2012 and 2013.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2013 audited consolidated financial statements included in the March 3rd 6-K). Future payments include the estimate of new retirees during such future years.
(7)	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
(8)	Future nominal payments of energy were estimated on the basis of an aggregate average expected consumption of approximately 3,147.8 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2012, we had a net loss related to the recognition of changes in fair values of derivative financial instruments of approximately Ps98 million (U.S.$8 million). For the year ended December 31, 2013, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of approximately Ps2,126 million (U.S.$163 million).

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2013 audited consolidated financial statements included in the March 3rd 6-K), which we finalized during April 2009. The Facilities Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2012		At December 31, 2013		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of U.S. Dollars)
Interest Rate Swaps	181	49	174	33	September 2022
Equity forwards on third-party shares	27	—	27	1	October 2015
Forward instruments over indexes	5	—	—	—	July 2013
Options on our own shares	2,743	(138)	2,383	408	March 2015 – March 2018

Our Interest Rate Swaps. As of December 31, 2012 and 2013, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$181 million and U.S.$174 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 23C to our 2013 audited consolidated financial statements included in the March 3rd 6-K. As of December 31, 2012 and 2013, the fair value of the swap represented assets of approximately U.S.$49 million and U.S.$33 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2012 and 2013, LIBOR was 0.50825% and 0.348%, respectively. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$12 million (Ps150 million ) in 2011, U.S.$2 million (Ps35 million) in 2012 and U.S.$16 million (Ps207 million) in 2013, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third-Party Shares. As of December 31, 2012 and 2013, we had forward contracts to be settled in cash over the price of 59.5 million CPOs in both years. The contract matures in October

2015. Changes in the fair value of this instrument generated losses of approximately U.S.$35 million (Ps437million ) in 2011 and U.S.$7 million (Ps100 million) in 2012 and a gain of approximately U.S.$6 million (Ps76 million) in 2013, which were recognized in the statement of operations for each year. See “— Liquidity and Capital Resources — Our Equity Forward Arrangements.”

Our Forward Instruments Over Indexes. As of December 31, 2012, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in April 2013. By means these instrument, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a loss of approximately U.S.$1 million (Ps13 million) in 2011, a gain of approximately U.S.$1 million (Ps13 million) in 2012 and a gain of approximately U.S.$0.3 million (Ps5 million) in 2013, which were recognized in the statement of operations for each year.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments over approximately 166 million ADSs (97 million ADSs maturing in March 2016 and 69 million ADSs maturing in March 2018), by means of which, for the 3.25% Convertible Subordinated Notes due 2016, at maturity of the notes in March 2016, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$4.6299. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$6.1732. We paid a total premium of approximately U.S.$222 million. As of December 31, 2012 and 2013, the fair value of such options represented an asset of approximately U.S.$226 million (Ps2,899 million) and U.S.$353 million (Ps4,607 million), respectively. During 2011, 2012 and 2013, changes in the fair value of this contract generated a loss of approximately U.S.$153 million (Ps1,906 million), gain of approximately U.S.$155 million (Ps1,973 million) and a gain U.S.$127 million (Ps1,663 million), respectively, which were recognized in the statements of operations for each year. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion options embedded in the 2016 Convertible Notes and the Convertible 2018 Notes and recognized them at fair value, which as of December 31, 2012, resulted in a liability of approximately U.S.$301 million (Ps3,862 million). Changes in fair value of the conversion options generated a gain of approximately U.S.$279 million (Ps3,482 million) in 2011 and a loss in 2012 for approximately U.S.$243 million (Ps3,078 million), which were recognized in the statement of operations for each year. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity.

On March 30, 2010, after antidiluton adjustments in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 62 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$11.6236, we will receive in cash the difference between the market price of the ADS and U.S.$11.6236, with a maximum appreciation per ADS of U.S.$4.4706. We paid a premium of approximately U.S.$105 million. As of December 31, 2012 and 2013, the fair value of such options represented an asset of approximately U.S.$58 million (Ps751 million) and U.S.$94 million (Ps1,228 million), respectively. During 2011, 2012 and 2013, changes in the fair value of this contract generated a loss of approximately U.S.$79 million (Ps984 million), gains of approximately U.S.$47 million (Ps594 million) and gain of U.S.$36 million (Ps465 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations for each year. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion option embedded in the 2015 Convertible Notes and recognized it at fair value, which as of December 31, 2012, resulted in a liability of approximately U.S.$64 million (Ps828 million). Changes in fair value of the conversion options generated a gain of approximately U.S.$97 million (Ps1,211 million) in 2011, a loss in 2012 for approximately U.S.$56 million (Ps708 million), which were recognized in the statement of operations for each year. As mentioned in the paragraph above, effective January 1, 2013, the conversion option embedded in the 2010

Optional Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. In February 2014, We amended the terms of the capped call options related to our 2010 Optional Convertible Notes. See “Summary – Recent Developments – Recent Developments Relating to Our Indebtedness – 2015 Capped Call Amendment.”

Conversely, in connection with the Mandatory Convertible Securities (see note 16B to our 2013 audited consolidated financial statements included in the March 3rd 6-K), and considering the aforementioned change in the Company’s functional currency effective January 1, 2013 and that the currency in which such Mandatory Convertible Securities are denominated and the functional currency of the issuer differ, we separate now the conversion option embedded in such instruments and recognizes it at fair value, which as of December 31, 2013, resulted in a liability of approximately U.S.$39 million (Ps506 million). Changes in fair value of the conversion option generated in 2013 a loss of approximately U.S.$10 million (Ps135 million).

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately U.S.$360 million in connection with put option transactions on our CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in notes 16D and 23C to our 2013 audited consolidated financial statements included in the March 3rd 6-K. The fair value of such guarantee, net of deposits in margin accounts, represented a liability of approximately U.S.$58 million (Ps740 million) in 2012. As of December 31, 2011 and 2012, cash deposits in margin accounts were approximately U.S.$225 million (Ps3,141 million) and U.S.$76 million (Ps975 million). As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CPOs of CEMEX, S.A.B. de C.V. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$112 million, were used to settle the unwinding of these put options.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2013. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2013. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2013 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of December 31, 2013
	2015		2016	2017	2018	After 2019	Total		Fair Value
	(in millions of dollars, except percentages)
Variable rate	U.S.$	758	4	4,156	500	—	U.S$	5,418	U.S$	5,626
Average interest rate		4.59%	5.76%	6.92%	7.93%	4.58%
Fixed rate	U.S.$	3	—	456	2,124	6,330	U.S$	8,913	U.S$	10,076
Average interest rate		8.50%	8.50%	8.50%	8.50%	8.28%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2013 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.3,490 million (Ps45,540 million) issued by consolidated entities. See notes 16B and 20D to our 2013 audited consolidated financial statements included in the March 3rd 6-K.

As of December 31, 2013, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2013, 38% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 458 basis points. See note 16 to our 2013 audited consolidated financial statements included the March 3rd 6-K.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican

Peso exchange rate. For the year ended December 31, 2013, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 20% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in our Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 5% in our Rest of the Mediterranean segment, 6% in Colombia, 7% in our Rest of South America and the Caribbean segment, 4% in Asia and 7% from our Other operations.

As of December 31, 2013, approximately 86% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 11% was Euro-denominated, approximately 3% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2012 and 2013, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations as part of “Other financial income (expense), net”. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2013, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$2 million (Ps28 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintained exposure to changes of such index, until maturity in April 2013 and July 2013. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange. See “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Forward Instruments Over Indexes.”

In connection with the offering of the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “—Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Options on Our Own Shares.”

As of December 31, 2013 and 2012, the potential change in the fair value of our options (capped call) and the put option transaction based on the price of our CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of our CPOs, with all other variables held constant, would have increased our net loss for 2012 and 2013 by approximately U.S.$76 million (Ps971 million) and U.S.$89 million (Ps1,155 million), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

In addition, even though the changes in fair value of our embedded conversion options in the convertible notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2013 and 2012, after considering in the convertible notes the effects related with the change in the Company’s functional currency in 2013, the potential change in the fair value of these embedded conversion options that would result from a hypothetical, instantaneous decrease of 10% in the market price of ours CPOs, with all other variables held constant, would have decreased our net loss for 2012 and 2013 by approximately U.S.$89 million (Ps1,148 million) and U.S.$8 million (Ps102 million), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk. The requirement of margin calls based on the relevant master agreements under ours derivative instruments can have a significant negative effect on ours liquidity position and can impair ours ability to service its debt and fund its capital expenditures. In addition to the current amount of margin calls previously described as of December 31, 2013 referring to ours derivative financial instruments positions of approximately U.S.$7 million (Ps95 million), the potential requirement for additional margin calls that would result from reasonable and hypothetical instantaneous changes in the key variables associated with ours derivative instruments is as follows:

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2011, 2012 and 2013.

Investments and Acquisitions

On June 3, 2013, we announced that we expect to invest approximately U.S.$100 million (approximately 700 million Egyptian Pounds) to improve our operations in Egypt and to continue supporting the country’s housing, commercial and infrastructure development. A sizable percentage of the investment will be used by the company to increase our capacity to use coal and pet coke as energy sources in our Assiut cement plant. We also expect to install new waste co-processing and environmental equipment in the plant to continue reducing our emissions and to increase its alternative fuels usage.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with growing demand in the West Texas market led mainly by the oil and gas industry. The demand for specialty cement products used in well construction for the oil and gas industry is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed.

In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in the Republic of Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% non-controlling interest in Readymix plc, our main operating subsidiary in the Republic of Ireland, for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two joint ventures, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included in the March 3rd 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million

(approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million).

Ready Mix USA, LLC’s net assets as of December 31, 2013, CEMEX consolidated net assets of approximately Ps6,180 million, including cash and cash equivalents for approximately Ps6 million and debt for approximately Ps2,883 million.

Our total additions in property, machinery and equipment, as reflected in our 2013 audited consolidated financial statements (see note 14 to our 2013 audited consolidated financial statements included in the March 3rd 6-K), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$468 million in 2011, U.S.$609 million in 2012, and U.S.$606 million in 2013. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this filing, we have allocated approximately U.S.$58 million of our U.S.$645 million 2014 budget to continue with this effort.

Divestitures

During 2013 we sold assets for approximately U.S.$172 million comprised in part by real estate, non-core businesses and equipment.

On June 6, 2013, CEMEX Egyptian Investments transferred certain of its assets to CEMEX Egyptian Investments II pursuant to a demerger transaction. Concurrent with the closing of the demerger transaction, CEMEX Egyptian Investments II entered into supplemental indentures to the indentures governing our then existing Senior Secured Notes and an accession letter to our Facilities Agreement, pursuant to which CEMEX Egyptian Investments II became an additional guarantor of such indebtedness.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2013, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate, non-core businesses and equipment.

BUSINESS

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, 66265, México. Our main phone number is (+ 5281) 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual general ordinary shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2013 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 54.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2013. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2013. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps496 billion (U.S.$38 billion) as of December 31, 2013, and an equity market capitalization of approximately Ps194,760 million (U.S.$14,688 million) as of March 20, 2014.

As of December 31, 2013, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2013, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2013
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	77	15	29.3
United States(2)	206	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	15	—	—
Rest of Northern Europe(3)	18	3	5.1
The Mediterranean
Spain(4)	23	6	9.4
Egypt	7	1	5.4
Rest of the Mediterranean(5)	11	3	2.4
SAC
Colombia	17	2	4.0
Rest of SAC(6)	17	5	8.0

	As of December 31, 2013
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Asia
Philippines	8	2	4.5
Rest of Asia(7)	2	1	1.2
Corporate and Other Operations	53	—	—

Total	496	55	93.7

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plans” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest, as of December 31, 2013, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2013.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the UAE and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During most of the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following is our only significant acquisition over the last five years:

•	In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included in the March 3rd 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Investments and Acquisitions” for additional information regarding the CEMEX Latam Offering.

•	On October 12, 2012, CEMEX made the final payment in connection with the acquisition, initiated in April 2012 from third parties, of the 49% non-controlling interest in an indirect holding company of CEMEX Guatemala, CEMEX’s main operating subsidiary in Guatemala, for a total amount including the final payment of approximately U.S.$54 (Ps694 million).

•	On May 17, 2012, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland. The acquisition price for the 38.8% non-controlling interest in Readymix was approximately €11 million (U.S.$15 or Ps187 million).

•	On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•	On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. (“Holcim”). The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we are continuing a process aimed at divesting several assets management regards as non-core, and we are currently engaged in marketing for sale additional assets in our portfolio, which we do not consider strategic.

Our Products

We always strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications.

Cement

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Whether in bags or in bulk, we provide our customers with high-quality branded cement products and services. We tap our professional knowledge and experience to develop customized products that fulfill our clients’ specific requirements and foster sustainable construction. In many of the countries where we have cement operations, a large proportion of cement sold is a bagged, branded product. We often deliver the product to a large number of distribution outlets such that our bagged, branded cement is available to the end users in a point of sale in close proximity to where the product will be used. We strive to develop brand identity and recognition in our bagged product.

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement. For limestone, clay and gypsum, requirements are based on chemical composition that, depending on the other materials available, matches with the quality demanded by the production process. For cement limestone, clay and gypsum, we run chemical tests to prepare the mining plan of the quarry, to confirm material quality and reduce variations in the mineral content. We consider that limestone and clay quality of our cement raw material quarries are adequate for the cement production process.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2013, 53 of our 55 operative production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, Dominican Republic and Egypt.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, fine and coarse aggregates, admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time), and water. We tailor our ready-mix concrete to fit our clients’ specific needs. By changing the proportion of water, aggregates, and cement in the mix, we modify our concrete’s resistance, manageability, and finish. We also use additives to customize our concrete consistent with the transportation time from our plant to the project, weather conditions at the construction site, and the project’s specifications. From our water-resistant to our self-compacting concrete, we produce a great variety of specially designed concrete to meet the many challenges of modern construction.

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand and gravel, used in virtually all forms of construction. Customers use our aggregates for a wide array of uses, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt, and mortar.

Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits. See “—Description of our raw materials reserves.”

Hard Rock Production. Rock quarries usually operate for at least 30 years and are developed in distinct benches or steps. A controlled explosion is normally used to release the rock from the working face. It is then transported by truck or conveyor to a crusher to go through a series of crushing and screening stages to produce a range of final sizes to suit customers’ needs. Dry stone is delivered by road, rail or water from the quarry.

Sand and Gravel Production. Sand and gravel quarries are much shallower than rock quarries and are usually worked and restored in progressive phases. Water can either be pumped out of the quarries allowing them to be worked dry or they can be operated as lakes with extraction below water. A conveyor draws the raw material into the processing plant where it is washed to remove unwanted clay and to separate sand. Sand separated during processing is dewatered and stockpiled. Gravel then passes over a series of screens that sieve the material into different sizes. Processing separates the gravel into stockpiles in a range of sizes for delivery.

Marine Aggregate Production. A significant proportion of the demand for aggregates is satisfied from rivers, lakes, and seabeds. Marine resources are increasingly important to the sustainable growth of the building materials industry. Marine aggregates also play an important role in replenishing beaches and protecting coastlines from erosion. At sea, satellite navigation is used to position a vessel precisely within its licensed dredging area. Vessels trail a pipe along the seabed and use powerful suction pumps to draw sand and gravel into the cargo hold. Dredged material is discharged at wharves, where it is processed, screened and washed for delivery.

Description of our raw materials reserves

We are a leading global provider of building materials, including cement, ready-mix concrete and aggregates. Our cement production process begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. We have access to limestone and clay quarries near most of our cement plant sites worldwide since these minerals are the main raw materials in the cement production process.

In addition, we are one of the world’s largest suppliers of aggregates, primarily hard rock, sand and gravel, obtained from quarries, to be used in ready-mix concrete and other concrete-based products such as blocks and pipes.

Customers use our aggregates for a wide array of purposes, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt and mortar. Aggregates can be used in their natural state or crushed into smaller size pieces.

The types of mine mostly used to extract raw materials for aggregates and cement production, are open pit or open cut, which relate to deposits of economically useful minerals or rocks that are found near the land surface. Open-pit mines that produce raw material for our industry are commonly referred to as quarries. Open-pit mines are typically enlarged until either the mineral resource is exhausted, or an increasing ratio of overburden to exploitable material makes further mining uneconomic. In some cases, we also extract raw materials by dredging underwater deposits.

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2013, approximately 14% of our total raw material needs were supplied by third-parties.

Reserves are considered as proven when all legal and environmental conditions have been met and permits have been granted. Proven reserves are those for which (i) the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces and (ii) the grade and/or quality are computed from the results of detailed sampling; and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are those for which quantity and grade and/or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

For a description of our raw materials reserves, see “Item 4 — Information on the Company — Description of our raw materials reserves” in the 2012 20-F.

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, from rods, blocks, concrete tubing and asphalt to electrical supplies, paint, tile, lumber and other fixtures.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs are a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. In summary, because of their many favorable qualities, builders worldwide use our cement, ready-mix concrete and aggregates for almost every kind of construction project, from hospitals and highways to factories and family homes.

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer by allowing us to offer comprehensive building solutions. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In approximately 20 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies that provides comprehensive building solutions.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in Central and South America, the United States, Spain, Italy, Australia and elsewhere, or asset swaps.

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms that operates in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit and the Clamecy-Oisy wind farm in Nièvre, France. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms that operates in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in the United States, we provided value-added building solutions for the fourth bore of the Caldecott tunnel, which connects Oakland, California to Orinda. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Strengthen our capital structure and regain our financial flexibility

In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities. As of December 31, 2013, we had reduced total debt plus Perpetual Debentures by approximately U.S.$4.8 billion since June 2009. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and had a final principal payment date of February 14, 2014. On September 17, 2012, we successfully completed the Refinancing Transaction, whereby we refinanced a substantial portion of the remaining outstanding amounts under the 2009 Financing Agreement by entering into (a) the Amendment and Restatement Agreement to the 2009 Financing Agreement and (b) the Facilities Agreement. Upon consummation of the Refinancing Transaction, creditors under the Facilities Agreement received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes, leaving approximately U.S.$525 million aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement. Subsequently, we applied the proceeds of the October 2012 Notes to prepay the Facilities Agreement, and we applied the proceeds of the CEMEX Latam Offering to prepay the 2009 Financing Agreement and the Facilities Agreement. In addition, on March 25, 2013, we used approximately U.S.$55 million of the net proceeds from the offering of the March 2013 Notes to repay in full the remaining indebtedness under CEMEX’s 2009 Financing Agreement. As of December 31, 2013, we had repaid the 2009 Financing Agreement in full and had reduced the aggregate principal amount of loans and private placement notes outstanding under the Facilities Agreement to U.S.$4,226 million, all of which matures on February 14, 2017 (subject to our compliance with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement). Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

Asset Divestitures or Asset Swaps. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2013, we sold assets for approximately U.S.$172 million. We still expect to sell non-core assets or swap certain assets to streamline our operations, if we deem it necessary.

Proposed Transactions in Europe. In August 2013, we and Holcim, a global producer of building materials based in Switzerland, reached an agreement in principle, to conduct a series of related transactions by means of which: a) in the Czech Republic, we would acquire all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants; b) in Germany, we would sell to Holcim our assets in the western part of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we would maintain our operations in the north, east and south of the country; and c) in Spain, Holcim would contribute all its operations in the country to CEMEX España Operaciones, S.L. (“CEMEX España Operaciones”), our operating subsidiary in the country, in exchange for approximately 25% of the resulting combined entity’s common stock, reflecting the relative estimated fair value of the net assets to be contributed, while we would hold a 75% equity interest in CEMEX España Operaciones. As part of all the above transactions, we would receive €70 million (U.S.$96 million) in cash, reflecting certain fair value differences between the net assets to be sold, against the contribution to be received and the net assets to be acquired, as well as the sale of certain other assets and the rendering of services during the transition process. As of December 31, 2013, the execution of the transactions are subject to various conditions precedent, including among others, negotiation of final binding agreements and the review and authorization of the European Commission and the Czech Office for the Protection of Competition. On March 12, 2014, the Czech Office for the Protection of Competition issued a decision clearing the acquisition by us of Holcim’s assets in the Czech Republic. The remaining authorizations required from the European Commission are, at this stage, still pending and are expected during the second half of 2014. Nonetheless, we cannot predict if the European Commission may extend its review period or if it would authorize the transactions as proposed by us and Holcim, or if it would require certain modifications thereof. Considering that the consummation of the aforementioned transactions are still subject to the negotiation of final binding agreements and that the required authorizations from the European Commission are out of our and Holcim’s control, and such approval could require changes to the proposed transaction or its withdrawal, as of December 31, 2013, our related net assets in Germany were not treated as assets held for disposal.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2013, we reached our target of U.S.$400 million in annualized cost savings through the implementation of this program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, we have reduced our global headcount by approximately 29%, from 56,791 employees as of December 31, 2008 to 43,905 employees as of December 31, 2013. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, since 2009, we have temporarily shut down (some for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. We have also announced the permanent closure of some of our cement plants, such as our Davenport cement plant located in northern California in 2010. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2013, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

We have also introduced a comprehensive pricing strategy for our products that is expected to more fully reflect and capture the high value-creating capability of our products and services. Our strategy focuses on value enhancement, optimizing gains in customer relationships and in generating sufficient returns that would allow us to reinvest in our business. Under this strategy we are establishing internal procedures and guidelines that are expected to support our approach to pricing our different products and services.

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2013 and 2012, while still optimizing our maintenance and expansion capital expenditures and as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$606 million and U.S.$609 million, respectively, from approximately U.S.$468 million in 2011. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)) until the debt under the Facilities Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Foster our sustainable development

Our priorities include sustainable construction, affordable housing and infrastructure, enhancing our carbon strategy, environmental and biodiversity management, health and safety, strengthening local communities and partnering with key stakeholders.

Lead in Sustainable Construction. We are focused on delivering solutions to the increasingly complex and inter-connected infrastructure demands of society in a manner that improves the future of cities and the environment. We recognize that creating sustainable infrastructure goes beyond building materials; it requires broad collaboration that encompasses all involved parties in the planning, financing, construction, ownership and maintenance of the structure. Moreover, we seek to continually expand the range of applications and sustainability benefits that our products support. For example, during 2013:

•	Continued to expand our already extensive portfolio of sustainable technology offers, developing products that aid in the reduction of clinker factor and waste reduction by improving the recyclability of our products. Our complete portfolio includes products that address solutions to land use, water management, energy and emissions among others.

•	Extended the Ecoperating global sustainability seal to distinguish buildings that demonstrate special sustainability characteristics. It measures the sustainability performance of a building given its expected or actual energy efficiency performance and its sustainable design features. The data is validated by an external evaluator to ensure objectivity. We also continued to expand our Green Building Consultancy Services portfolio, in 2013 we added 4 new projects.

Building on previous experience from the Urban Infrastructure Initiative with the World Business Council for Sustainable Development (“WBCSD”), CEMEX has created and launched in Mexico the Sustainable Cities Initiative.

In collaboration with CESPEDES (Comisión de Estudios del Sector Privado para el Desarrollo Sustentable) and seven leading national companies, CEMEX has developed a local model to help unlock opportunities for urban authorities to create more sustainable, livable cities.

In 2013, the first study was carried out in Merida, Yucatán. The engagement provided a platform to help the city identify key issues it faces in realizing its sustainability vision and to develop plans which will translate this vision into reality.

The initiative mobilized a multi-sector team of company experts to work on-site with senior city officials to develop a portfolio of practical system-wide solutions. The range of topics covered included urban infrastructure, building and housing, renewable energy, and waste and water management, demonstrating the benefits of this multi-sector engagement.

In 2014, further studies will take shape in other Mexican cities such as Querétaro, Torreón and Puebla.

Housing and Infrastructure. We are a leading provider of housing and high-scale infrastructure, as well as a significant contributor to the socioeconomic development of emerging markets throughout the world. During 2013, we completed more than 350 infrastructure projects, representing more than 7 million square meters of pavement for highways, mass transit projects, airport runways and city streets.

We have also made significant progress in meeting the need for housing in our markets. In 2013 alone, we contributed to the construction of 7,155 homes in Mexico and Latin America, representing almost 300,000 square meters. This brings the total for the first four years of this initiative to almost 15,000 units.

Notable projects include:

•	CEMEX created a Certification Model to encourage a new social housing model characterized by sustainability and a balance between economic, ecological and social aspects. It was developed to evaluate the entire cycle of a social housing project, from design concept to project operation to demolition based on sustainable design techniques, flexibility, constructability, construction management and overall project management.

•	Since 2013, CEMEX partnered with Habitat for Humanity to carry out microfinance pilots in Mexico, Nicaragua, Colombia and the Philippines. The intent is to align in every country where CEMEX and Habitat for Humanity have a presence to increase the building of affordable and disaster relief housing.

•	CEMEX serves as a general contractor in the Vivienda project, collaborating with the Colombian government to provide affordable housing to the neediest people. Started in 2013, the project involves construction of approximately 5,745 homes in six different provinces consisting of houses and apartment buildings as well as public services such as water, sewage and electricity.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies and determination to contribute to the development of a low-carbon economy. We have been successful in increasing alternative fuel substitution rates to more than 28% in 2013, well on track to meet our ambitious target of 35% substitution rate by 2015. During 2013, six new projects qualified for Certified Emission Reduction (“CER”) credits under the Clean Development Mechanism (“CDM”). Our full CDM portfolio now includes 19 projects officially registered with a total potential to mitigate around 2.44 million tons of CO2 per year. CEMEX also registered another carbon reduction project under the Verified Carbon Standard (“VCS”), the world’s leading voluntary greenhouse gas program. The project consisted of the partial substitution of fossil fuels by biomass fuels such as textiles, organic sludge, wood residues, paper, cardboard and other biomass residues in the kilns at the CEMEX cement plant in Miami. Together, CEMEX’s two VCS projects have the potential to reduce more than 360 kT of CO2 per year. Our full portfolio, including CDMs and VCS projects has the potential to mitigate approximately 2.8 million tons of CO2 per year.

For the second consecutive year, CEMEX has been recognized by the Carbon Disclosure Project as one of the leading companies in Latin America for climate change data disclosure. Cemex continues to strive its efforts on expanding its renewable energy sources, in 2013, CEMEX added two wind projects at its Victorville cement plant in California with a total capacity of 6.2 megawatts of energy. The turbines will produce energy equivalent to powering approximately 550 American homes annually and prevent 4,300 tons of CO2 emissions each year.

Excellence in Environmental and Biodiversity Management. We are committed to mitigating the impacts that our facilities, quarries and logistics have on their surrounding communities and ecosystems. Toward this end, we have a set of global initiatives that include: monitoring and controlling air emissions; managing land and conserving biodiversity within and around sites; minimizing disturbances, such as noise, vibration and traffic; optimizing water use; and reducing and recycling waste. In 2013, our overall clinker factor (the ratio of clinker content to total cement production) was reduced by approximately 8% when compared to our baseline year of 1990.

In 2013, we continued our work to develop quarry rehabilitation plans for our active cement and aggregates quarries. We also continued taking action to enhance the biodiversity of our quarries in areas with significant natural value, and started new BAP projects in key quarries located in areas of high biodiversity value. Also in partnership with BirdLife International, we published “The CEMEX Approach to Biodiversity Conservation,” a comprehensive publication that provides guidance on the integration of biodiversity conservation into daily operations. Launched at a special event at the 2013 BirdLife World Congress, the publication increases understanding of how enhancing biodiversity in and around a CEMEX site can ultimately benefit people and wildlife over an extended period of time. 92% of our active quarries have a rehabilitation plan in place and we have 91 active quarries identified within or adjacent to high biodiversity value areas, of which 51% have a BAP in place. In 2013 we continued working with the International Union for Conservation of Nature and implemented the methodology the we jointly developed last year, in order to improve our water management and to better address the water risks facing our business. The methodology was rolled out to all businesses and countries in which CEMEX operates. We also launched our corporate water policy, which defines our global strategy for responsible water management and acts as a framework for the development of local water conservation and efficiency strategies across our operations worldwide 9% percent of CEMEX operations are located in officially designated water stressed zones, based on data processed by the WBCSD Global Water Tool.

Strengthen Communities. Bringing together economic, educational and people resources, we are creating innovative solutions to social challenges and more sustainable communities. CEMEX strives to identify the needs and concerns of the communities where we operate and collaborate to address them. By leveraging CEMEX’s strengths and experience, we jointly develop project proposals that are relevant to each community.

Patrimonio Hoy is our flagship community initiative that helps low-income families realizes their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2013, we reached 29,734 new partners, bringing the accumulated total to 426,569. In 2013 we built 270,509 square meters of living space, resulting in an accumulated total of approximately 3.4 million square meters.

In 2013, we added 6 new Productive Centers for Self-Employment in Colombia and 2 in Costa Rica, In Mexico we expect to reach 100 in 2014. In 2012, CEMEX also became founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund (“MIF”), the Inter-American Development Bank (IADB), the International Youth Foundation, Caterpillar and Microsoft among others. In 2013, the alliance was formalized an a strategic implementation plan was developed; in December 2013, the MIF Donors Committee authorized funding to begin its implementation in 2014.

Thanks to the impact of its Inclusive Businesses Assisted Self Construction Program (Programa Integral de Autoconstrucción Asistida — PiAC) and Patrimonio Hoy, CEMEX is part of the United Nations Business Call to Action initiative which aims to accelerate meeting the Millennium Development Goals set by the UN, such as eradicating extreme poverty and hunger, promote gender equality and empowerment of women, reducing mortality among children, among others.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s pressing needs. Within our sustainability model, we have defined four core stakeholder groups:

our people, our neighbors, our business partners and our world. Beyond this, we actively engage with our sustainability reporting advisory panel, a group of leading experts, who provide important and valuable advice. In 2013, 97% of our operations had community engagement plans and 67 percent of our operations had employee volunteering programs.

For the third consecutive year since it started CEMEX is part of the Sustainability Index of the Mexican Stock Exchange.

We have been included in the United Nations Global Compact “Global Compact 100” Index. We are the only Mexican-based company in the list and the only amongst our top competitors.

We also continued to leverage our knowledge and resources and promote our sustainability priorities and vision through strategic global partnerships and memberships with recognized global and local organizations, such as the Clinton Initiative, National Geographic, MIT Concrete Sustainability Hub, The Cement Sustainability Initiative from the World Business Council for Sustainable Development, among many others.

Health and Safety. In 2012, CEMEX began implementing a new Global Health and Safety Management System to bring alignment and structure to health and safety activities while empowering leaders to choose solutions that work best locally. We find that leadership driven initiatives are having the greatest impact on our health and safety performance with most countries seeing significant improvement in their key performance indicators. LEGACY, our health and safety leadership training course has continued to be a success across our worldwide operations with courses being run on a regular basis for managers at all levels. While no level of fatalities are acceptable, in 2013, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities increased by 17% compared to 2012. In addition, our employee Lost-Time Injury rate (per million hours worked) decreased to 1.7 in 2013, a 15% reduction compared to 2012. The 2013 CEMEX Total Recordable Injury Frequency Rate remained the same when compared to 2012, with a rate of 5.9. However, the Sickness Absence Rate for CEMEX decreased from 2.6 to 2.3 in 2013 when compared to 2012.

100% of our operations have a Health and Safety Management System implemented. To complement these systems, we continue to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2013:

	Mexico		United States	Northern Europe	The Mediterranean	SAC	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	10		2	3	—	5	1	21
Fatalities employees (#)	2		1	—	—	—	—	3
Fatality rate employees(1)	0.9		1.1	—	—	—	—	0.5

Lost-Time injuries (LTI), employees (#)	60		67	7	3	33	1	171
Lost-Time injuries (LTI), contractors (#)	45	(2)	1	8	13	21	2	90
Lost-Time injury (LTI) frequency rate, employees per million hours worked	2.5		3.3	0.3	0.4	2.2	0.3	1.7

(1)	Incidents per 10,000 people in a year.
(2)	Includes 1 contractor from CEMEX Central.

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2013. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of our major holding companies and/or major operating companies in the main countries in which we operate and does not include all our intermediary holding companies and all our operating company’s subsidiaries.

# Our Corporate Structure as of December 31, 2013

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (19)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
RMC Holdings B.V. (Netherlands) 100% (18)
Readymix Limited (Ireland) 100%
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
CEMEX Austria AG (Austria) 100%
CEMEX Hungária Kft (Hungary) 100%
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX SIA (Latvia) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (13)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
Readymix Argentina, S.A. (Argentina) 100%
Akmenes Cementas AB (Lithuania) 38% (14)
CEMEX Jamaica (Jamaica) 100%
CEMEX AS (Norway) 100% (8)
UAE (United Arab Emirates) 49% (11)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9)
APO Cement Corporation (Philippines) 100% (10)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
Cemex Tianjin (China) 99% (15)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.35% (16)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
Cemento Bayano, S.A. (Panama) 99.5%
GUATEMALA (Guatemala) 100% (17)
CEMEX El Salvador, S.A. (El Salvador) 100%
CEMEX Colombia, S.A. (Colombia) 99.7%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. On December 3, 2013, Centro Distribuidor de Cemento, S.A. de C.V. changed its legal name to CEMEX Operaciones México, S.A. de C.V. (“CEMEX Operaciones México”).
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and CEMEX Operaciones México indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest and shares held in CEMEX España’s treasury.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(14)	Represents our 37.84% in ordinary shares and our 11.76% in preferred shares.
(15)	Represents CEMEX Asia Holdings’ 99% economic interest in CEMEX Tianjin. On December 17, 2013, CEMEX Asia Holdings’ completed the sale of its 100% interest in CEMEX Qingdao.
(16)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(17)	Represents CEMEX Latam’s economic interest in five Guatemala companies: CEMEX Guatemala, S.A., Global Concrete, S.A., Gestion Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(18)	Includes CEMEX France’s 94.75% interest and CEMEX Investments Limited’s 5.25% interest.
(19)	CxNetworks N.V. is the holding company of the global business and IT consulting entities.

Mexico

Overview. Our operations in Mexico represented approximately 20% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 15% of our total assets.

As of December 31, 2013, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is currently both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.1 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.2 million tons of cement per year, is expected to be completed in 2018. We anticipate spending a total of approximately U.S.$581 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$459 million incurred through the end of 2013. We did not make any capital expenditures for the construction of the new kiln in 2013. We expect to spend approximately U.S.$122 million to start operations.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2013, approximately 703 independent concessionaries with more than 1,827 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The Instituto Nacional de Estadística y Geografía (INEGI) indicates that total construction investment decreased by approximately 5.0% up to 2013 (constant prices, non-seasonally adjusted). The negative performance has been affected by the decline in all segments. Residential and non-residential sectors decline both 5.0%. Public construction investment has declined 9.8% while the private segment decreased 3.1%. INEGI has not yet published construction data for the whole year.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2013 accounted for approximately 65% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 35% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca”, “Monterrey”, “Maya”, “Anáhuac”, “Campana”, “Gallo”, and “Centenario”. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. During 2013, a new cement producer, Elementia (Cementos Fortaleza), entered the market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including:

•	the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the strong brand recognition and the wide variety of special products with enhanced properties;

•	the extensive capital expenditure requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2013, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including 7 marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. Our cement operations represented approximately 52% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013. Our domestic cement sales volume represented approximately 93% of our total cement sales volume in Mexico for 2013. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2013.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 24% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 7% of our total cement sales volume in Mexico for 2013. In 2013, approximately 17% of our cement and clinker exports from Mexico were to the United States, 19% to Central America and the Caribbean and 64% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into four 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of pet coke per year, including TEG coke consumption, through 2024. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX pet coke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 15% of the total fuel consumption for our operations in Mexico in 2013.

In 1999, we reached an agreement with TEG for the financing, construction and operation of a 230 megawatt energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Commercial Commitments.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus”, CEMEX and the Spanish company ACCIONA, S.A., or ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named “EURUS”. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Commercial Commitments.”

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2013, we had 15 wholly-owned cement plants located throughout Mexico, with a total potential capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 83 and 77 years, respectively, assuming 2009-2013 average annual cement production levels. As of December 31, 2013, all our production plants in Mexico utilized the dry process.

As of December 31, 2013, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 286 (77 are idle due to market conditions) ready-mix concrete plants throughout 80 cities in Mexico, more than 2,320 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2013, we closed approximately 6% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$89 million in 2011, U.S.$98 million in 2012 and U.S.$86 million in 2013 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$79 million in our operations in Mexico during 2014.

United States

Overview. Our operations in the United States represented approximately 20% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our business in the United

States represented approximately 18% of our total installed cement capacity and approximately 42% of our total assets. As of December 31, 2013, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2013, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2013, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2013, we had 381 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Tennessee, Texas and Washington and aggregates facilities in Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, South Carolina, Texas, Virginia and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included in the March 3rd 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with rapidly growing demand in the West Texas market led mainly by the oil and gas industry. By leveraging existing assets and producing value-added products, we expect to achieve strong returns on our investment. The demand for specialty cement products used in well construction is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed. The expansion will utilize state of the art production technology resulting in higher fuel efficiency and improved productivity. The expansion will also include an improved higher capacity load out system, allowing for a more efficient truck loading process to accommodate the region’s growing demand for cement.

On September 9, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout the Carolinas, announced we have entered into an agreement to form a joint venture company. The joint venture company will be known as Concrete Supply Co., LLC and will be majority owned by Concrete Supply Holdings Co, who will act as the managing member. This joint venture will be a leading concrete supplier in North and South Carolina and will create a regionally focused company with strong local management able to service every facet of the market.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we became an important player in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the six largest fly ash companies in the United States, providing fly ash to customers in 24 states.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential, the industrial and commercial, and the public sectors. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, the public sector demand is more stable and also has helped to soften the decline in global demand during periodic economic recessions.

The construction industry is continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. The massive job losses during the recession pushed home foreclosures to record levels, which resulted in excess inventories and a decline of over 30% in home prices. As a result, new construction plummeted, with housing starts declining 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2006 to 2010. In addition, the massive losses in the financial sector led to government bailouts and financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. These actions, together with unprecedented fiscal stimulus and expansionary monetary policies, helped pull the economy out of the recession in the second half of 2009. The economic recovery has proceeded at a relatively moderate pace, with real GDP growth of 2.5% in 2010, 1.8% in 2011, 2.8% in 2012 and an estimated 2.2% in 2013. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. Compared with prior year, total nominal construction spending through November of 2013 has increased by 5%, with the residential sector up 18%, the industrial and commercial sector up 9% and the public sector down 5%. The residential sector is leading the construction sector recovery with positive fundamentals in place Housing affordability is at very high level and substantial pent-up demand exits. Housing inventories have returned to near record lows and home prices are increasing again in most markets. Housing starts increased 28% in 2012 and are up 19% to a seasonally adjusted annual pace of 919,000 through November of 2013, and reached a seasonally adjusted annual pace of 990,000 units for the first two months of the fourth quarter of 2013. Cement demand has increased for the third consecutive year with actual November year to date 2013 reported cement demand up 4.2% over 2012. This follows annual increases of 8.8% in 2012 and 2.7% in 2011.

Competition. The cement industry in the United States is highly competitive, including national and regional cement producers in the United States. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 5,500 ready-mix concrete plants that produce ready-mix concrete in the United States and about 55,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (USGS) estimates over 2.1 billion metric tons of aggregates were produced in 2013, an increase of about 6% over 2012. Crushed stone accounted for 59% of aggregates consumed and sand & gravel 40%, slag was about 1%. These products are produced in all 50 states and have a value of U.S.$19 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2013, an estimated 4,000 companies operated approximately 6,500 sand and gravel sites and 1,550 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2013.

Products and Distribution Channels

Cement. Our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2013. We deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 35% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States and roughly two-thirds of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 16% of net sales for our operations in the United States before eliminations resulting from consolidation in 2013. We estimate that, as of December 31, 2013, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 42 and 53 years, respectively, assuming 2009-2013 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 31% of our total production costs of our cement operations in the United States in 2013. We are currently implementing a program to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2013, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2013 represented approximately 13% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2013, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 90 years, assuming 2009-2013 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals. All of our 13 cement production facilities in 2012 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2013, we had 381 wholly-owned ready-mix concrete plants and operated 77 aggregates quarries. As of December 31, 2013, we distributed fly ash through 15 terminals and 7 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 122 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 70% of our ready-mix plants, 54 of our block manufacturing plants and 83% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million and a portion in 2012 for U.S.$4.2 million

Capital Expenditures. We made capital expenditures of approximately U.S.$66 million in 2011, U.S.$149 million in 2012 and U.S.$160 million in 2013 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$211 million in our operations in the United States during 2014.

Northern Europe

For the year ended December 31, 2013, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 26% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in Northern Europe represented approximately 13% of our total installed capacity and approximately 15% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2013.

As of December 31, 2013, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2013, the GDP of the United Kingdom was estimated to have grown by 1.4% compared to 0.1% growth in 2012. Total construction output is estimated to have increased by 1% in 2013, as compared to a 7.5% decrease in 2012 over the preceding year. Both private and public sector housing sectors are estimated to have grown by 9% and 4% respectively in 2013, with the housing market stimulated by the governments Help to Buy scheme. Public sector non-housing construction output fell 7.6% in 2013, impacted by continued public sector spending cuts, and the industrial sector also fell by 7.3%. However in 2013 the commercial sector grew by 2.7%, with recovery now underway in offices and retail, and the infrastructure sector also grew by 1.4% driven by roads, rail and energy. Official figures have not yet been released by the Mineral Products Association, but we estimate that domestic cement demand expanded by approximately 6.8% in 2013 compared to 2012.

Competition. Our primary competitors in the United Kingdom are Lafarge Tarmac (JV formed in early 2013), Heidelberg, Aggregate Industries (a subsidiary of Holcim) and Hope Construction Materials, a new integrated player owned by Mittal Investments and formed from enforced divestments by Lafarge and Tarmac when they created the JV. Lafarge and Anglo American (former Tarmac owner) have stated that they plan to float the JV as soon as possible in 2013 through an initial public offering. In addition more than 1mtpa of cement is imported to the UK by various players including CRH, Holcim, and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece. A market investigation commenced by the United Kingdom Competition Commission (the “UK Commission”) in January 2012 and concluded in January 2014 issued remedies to address a combination of structural and conduct features that gave rise to an adverse effect on competition in the UK cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag, these remedies include divestitures by certain competitors of ours in the UK.

Our Operating Network in the United Kingdom

Cement plants 2
Grinding Mill 1
Ready-Mix plants 195
Cement terminals 4
14
1
16
17
23
20
19
10
1
19
9
12
36
1
1

Aggregates Sites 53
6
2
3
5
5
6
3
10
2
11

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2013. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2013, our operations in the United Kingdom imported approximately 169 metric tons of clinker, of which 110 metric tons were from CRH plc in Ireland and 59kT were from Titan in Greece.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2013. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 15% of our 2013 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2013 purchased approximately 82% of their cement requirements from our cement operations in the United Kingdom and approximately 83% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 23% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2013. In 2013, our United Kingdom aggregates sales were divided as follows: 51% were sand and gravel, 40% limestone and 9% hard stone. In 2013, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2013, approximately 46% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2013, fixed production costs increased by 7%. Variable costs increased by 1%, primarily as a result of imported clinker and rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 6% in 2013.

Ready-Mix Concrete. In 2013, fixed production costs increased by 3%, as compared to fixed production costs in 2012. During 2013, 11 ready-mix plants were closed as part of our capacity management measures.

Aggregates. In 2013, fixed production costs increased by 5%, as compared to fixed production costs 2012. 2 aggregates sites were closed in 2013.

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 2 cement plants and 1 clinker grinding facility in the United Kingdom (excluding Barrington, which was idled in November 2008 and is now permanently closed and dismantled). Assets in operation at year-end 2013 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 82 and 58 years, respectively, assuming 2009-2013 average annual cement production levels. As of December 31, 2013, we also owned 4 cement import terminals and operated 195 ready-mix concrete plants and 53 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we built a grinding and blending facility at the Port of Tilbury, located on the Thames River east of London, in 2009. The facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons. In total, we spent approximately U.S.$93 million in the construction of this grinding and blending facility.

Capital Expenditures. We made capital expenditures of approximately U.S.$47 million in 2011, U.S.$43 million in 2012 and U.S.$44 million in 2013 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$34 million in our operations in the United Kingdom during 2014.

Our Operations in Germany

Overview. As of December 31, 2013, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates. Our operations in Germany represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation.

Industry. According to Euroconstruct, total construction output in Germany was stagnant in 2013, compared to 2012. Construction in the residential sector increased by 3% during 2013. According to the German Cement Association, in 2013, the national cement consumption in Germany decreased by 1% to 26.5 million tons, while the ready-mix concrete market and the aggregates market each decreased by 1%. The market development was in line with our expectations.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 80%, as estimated by us for 2013. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 2 cement plants in Germany. As of December 31, 2013, our installed cement capacity in Germany was 4.9 million tons per year. We estimate that, as of December 31, 2013, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 139 years, assuming 2009-2013 average annual cement production levels. As of that date, our operations in Germany included 3 cement grinding mills, 158 ready-mix concrete plants, 41 aggregates quarries, 2 land distribution centers for cement and 2 maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$26 million in 2011, U.S.$35 million in 2012 and U.S.$37 million in 2013 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$29 million in our operations in Germany during 2014.

Our Operations in France

Overview. As of December 31, 2013, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. Our operations in France represented approximately 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation.

Industry. According to the Ministry of Ecology, Sustainable Development and Energy, housing starts in the residential sector decreased by 5.7% in 2013 compared to 2012. According to market consensus data, buildings starts in 2013 compared to 2012 decreased by approximately 3.4% and demand from the public works sector decreased by approximately 1.9% over the same period.

According to the French cement producers association, total cement consumption in France in 2013 reached approximately 19.2 million tons, a 3.8% decrease compared to 2012. The decrease was primarily driven by 2.6% decrease in demand in the construction, residential and non-residential sectors, and a lower proportion from the public works sector.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 241 ready-mix concrete plants in France, 1 maritime cement terminal located in Le Havre, on the northern coast of France, 18 land distribution centers, 43 quarries and 11 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$22 million in 2011, U.S.$21 million in 2012 and U.S.$28 million in 2013 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in France during 2014.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2013 consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 37.8% non-controlling interest in a Lithuanian company. These operations represented approximately 6% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2013.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2013, we held 100% of Readymix Ltd., our main operating subsidiary in the Republic of Ireland. On May 17, 2012, we acquired the 38.8% interest in Readymix plc that had not been owned by us for approximately €11 million. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2013, we operated 14 ready-mix concrete plants, 14 aggregates quarries and 8 block plants located in the Republic of Ireland and Northern Ireland. In December 2012, the company sold its operations on the Isle of Man and signed an agreement to sell its operations in Northern Ireland. CEMEX concluded the sale of the business unit in Northern Ireland in May 2013.

Industry. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 3.5% in 2013, reflecting the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.5 million tons in 2013, a decrease of 7.5% compared to total cement consumption in 2012.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH plc and the Kilsaran Group.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million for each of the three years ended December 31, 2011, 2012 and 2013 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$0.5 million in our operations in the Republic of Ireland during 2014.

Our Operations in Poland

Overview. As of December 31, 2013, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2013, we operated 2 cement plants and 1 grinding mill in Poland, with a total installed cement capacity of 3.1 million tons per year. As of December 31, 2013, we also operated 38 ready-mix concrete plants, 9 aggregates quarries, 7 land distribution centers and 2 maritime terminals in Poland.

Industry. In addition, according to our estimates, total cement consumption in Poland reached approximately 14.8 million tons in 2013, a decrease of 8.5% compared to 2012.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$21 million in 2011, U.S.$31 million in 2012 and U.S.$12 million in 2013 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$16 million in our operations in Poland during 2014.

Our Operations in the Czech Republic

Overview. As of December 31, 2013, we held 100% of CEMEX Czech Republic, s.r.o., our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2013, we operated 59 ready-mix concrete plants, 6 gravel pits and 7 aggregates quarries in the Czech Republic. As of that date, we also operated 1 cement grinding mill and 1 cement terminal in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 8% in 2013. The decrease was primarily driven by a continued slowdown in civil engineering works, low demand for housing and the negative impact of government saving measures on non-residential buildings. According to the Czech Cement Association, total cement production in the Czech Republic reached 3.2 million tons in 2013, a decrease of 6.5% compared to 2012.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$4.3 million in 2011, U.S.$3.4 million in 2012 and U.S.$3.8 million in 2013 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$2.3 million in our operations in the Czech Republic during 2014.

Our Operations in Latvia

Overview. As of December 31, 2013, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in the Baltics. As of December 31, 2013, we operated 1 cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. As of that date, we also operated 6 ready-mix concrete plants in Latvia and 1 aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$409 million through 2013. The project was completed and fully capitalized in 2013.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$8 million in 2011, U.S.$9 million in 2012 and U.S.$8 million in 2013 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$3.7 million in our operations in Latvia during 2014.

Our Equity Investment in Lithuania

Overview. As of December 31, 2013, we owned an approximate 37.8% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2013, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the ready-mix concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2013, we owned 31 operating ready-mix concrete plants and operated 8 additional plants through joint ventures and special purpose entities. We also owned 24 aggregates quarries, including 4 quarries which are currently operated by third parties, and had non-controlling interests in 4 quarries.

Industry. According to Euroconstruct, total construction output in Austria increased by 0.5% in 2013. This increase was primarily driven by higher spending on residential construction projects. Total cement consumption in Austria in 2013 remained at the same level compared to 2012.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2011, U.S.$4 million in 2012 and U.S.$5 million in 2013 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$4.5 million in our operations in Austria during 2014.

Our Operations in Hungary

Overview. As of December 31, 2013, we held 100% of CEMEX Hungária Kft., our main operating subsidiary in Hungary. As of December 31, 2013, we owned 34 ready-mix concrete plants and 5 aggregates quarries, and we had non-controlling interests in 6 other ready-mix concrete plants and 1 other aggregates quarry.

Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary increased by 9.6% in 2013 compared to 2012. The increase was primarily driven by construction in the industrial sector, as residential construction continued to decrease.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Holcim, Frissbeton (Strabag) and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$1 million in 2012 and U.S.$1.5 million in 2013 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Hungary during 2014.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2013, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.2 million in 2011, U.S.$0.2 million in 2012 and U.S.$0.3 million in 2013 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2014.

The Mediterranean

For the year ended December 31, 2013, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 10% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 2% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 5% of our total assets, for the year ended December 31, 2013.

As of December 31, 2013, we held 99.88% of CEMEX España (including shares held in treasury), a holding company for most of our international operations.

On October 1, 2012, CEMEX España agreed to spin-off its Spanish industrial operations in favor of CEMEX España Operaciones, a subsidiary in which CEMEX España holds 100% of the share capital.

In December 2012, the merger of CEMEX España Operaciones and Aricemex, S.A. y Hormicemex, S.A. was completed and, as a result, our manufacturing and sales of cement, aggregates, concrete and mortar were consolidated in CEMEX España Operaciones, which became our Spanish operating subsidiary.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain. The first phase, which included the construction of a cement mill with production capacity of nearly one million tons of cement per year, was completed in the fourth quarter of 2007. Execution of the second phase, which included the construction of a new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, was delayed due to market conditions. In line with CEMEX España Operaciones’ strategic plan, “Plan Horizonte,” we decided to relinquish the administrative concession granted for the construction of the cement mill and dry mortar production plant. In June 2013, the Cartagena Port Authority approved the resignation, and we decided to dismantle the installation and relocate it to another country.

In furtherance of our assets optimization plan, in June 2013, we formalized an agreement to sell our cement plant in San Feliú of Llobregat (Barcelona) to Cements Molins, S. A. The transaction has been approved by the Spanish Competition Authorities.

In February 2007, we announced that Cementos Andorra S.A., at the time a joint venture between us and Spanish investors (the Burgos family), intended to build a new cement production facility in Teruel, Spain. Due to the current market conditions in Spain, we are in the process of analyzing whether to relocate the installation to other markets where we have operations. During 2013, Cemex España Operaciones acquired up to the 100% interest in Cementos Andorra, S. A.

Industry. According to our latest estimates, in 2013, investment in the construction sector in Spain decreased by approximately 10.5% compared to 2012, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 12% during this period. Investment in the residential construction sector decreased approximately 8.5% in 2013. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain decreased 19.2% in 2013 compared to 2012.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 39% in 2008, 58% in 2009, 10% in 2010, 29% in 2011, 18% in 2012 and 18% in 2013. Clinker imports have been significant, with a decrease of 46.0% in 2008, but experienced a sharp decline of 61% in 2009, 49% in 2010, 47% in 2011, 75% in 2012 and 18% in 2013. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the early 1980’s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2013, cement exports amounted approximately 7 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin, as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 3% in 2007, and increased 114% in 2008, 22% in 2009, 37% in 2010 and 2% in 2011, 56% in 2012 and 12% in 2013.

Competition. According to our estimates, as of December 31, 2013, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 71% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2013, approximately 20% of CEMEX España Operaciones’ domestic sales volume consisted of bagged cement, and the remainder of CEMEX España Operaciones’ domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España Operaciones’ own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 16% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in Spain in 2013 purchased almost 98% of their cement requirements from our cement operations in Spain, and approximately 67% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 4% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 20% of net sales for our operations in Spain before eliminations resulting from consolidation, decreased approximately 13% in 2013 compared to 2012, primarily as a result of a decrease in export volumes to other countries, in particular, those located in Africa and the Middle East and Europe. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2013, 22% consisted of white cement, 14% of gray portland cement and 64% of clinker. In 2013, 10% of our exports from Spain were to Central America, 24% to Europe and the Middle East and 66% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2013, we used organic waste, tires and plastics as fuel, achieving a 46.9% substitution rate for pet coke in our gray and white clinker kilns for the year. During 2014, we expect to reach a substitution level over 40.2%. Also during 2013, as part of our Plan Horizonte, new cement collective agreements have been signed with cost reductions of approximately 30%.

Description of Properties, Plants and Equipment. As of December 31, 2013, our operations in Spain included 6 cement plants located in Spain, with an annual installed cement capacity of 9.4 million tons, including 1 million tons of white cement. As of that date, we also owned 1 cement mill, 13 distribution centers, including 4 land and 9 marine terminals, 72 ready-mix concrete plants, 21 aggregates quarries and 11 mortar plants. As of December 31, 2013, we owned 7 limestone quarries located in close proximity to our cement plants and 4 clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 59 and 36 years, respectively, assuming 2009-2013 average annual cement production levels.

As part of our global cost reduction initiatives, we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2012, three out of our eight cement plants shut down their kilns (Castillejo, Alcanar and San Feliu), operating only as grinding mills. In October of 2013, the Alcanar kilns were restarted to supply export markets. As of December 31, 2013, approximately 60% of our ready-mix concrete plants in Spain were temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$39 million in 2011, U.S.$26 million in 2012 and U.S.$10 million in 2013 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Spain during 2014.

Our Operations in Egypt

Overview. As of December 31, 2013, we had a 95.8% interest in Assiut Cement Company, or ACC, our main subsidiary in Egypt. As of December 31, 2013, we operated one cement plant in Egypt, with an annual installed Clinker capacity of approximately 5.3 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 49 and 72 years, respectively, assuming 2009-2013 average annual cement production levels. In addition, as of December 31, 2013, we operated 9 ready-mix concrete plants, of which 4 are owned and 5 are under management contracts, 9 land distribution centers and 1 maritime terminal in Egypt. For the year ended December 31, 2013, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Egypt Share Purchase Agreement” for a description of the legal proceeding relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to the ministry of Investment official figures, the Egyptian market consumed approximately 50.1 million tons of cement during 2013, based on government data (local and imported cement). Cement consumption decreased by approximately 3.1% in 2013 compared to 2012, which was mainly attributed to political events taking place in 2013 that slowed cement consumption. As of December 31, 2013, the cement industry in Egypt had a total of 20 cement producers, with an aggregate annual installed cement capacity of approximately 75 million tons.

Competition. According to the ministry of Investment official figures, during 2013, Holcim and Lafarge (Egyptian Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 37% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef, Al Nahda and Misr Quena Cement Companies, in addition to two new cement producers that entered the market in 2013, ASEC Cement and Egyptian Kuwait Holding Co.

Cement and Ready-Mix Concrete. For the year ended December 31, 2013, cement represented approximately 91% and ready-mix concrete represented approximately 6% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2011, U.S.$21 million in 2012 and U.S.$24 million in 2013 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$26 million in our operations in Egypt during 2014.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2013, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 5% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 2% of our total assets in 2013.

Our Operations in South-East Europe

Overview. As of December 31, 2013, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2013, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.6 million tons. As of December 31, 2013, from our cement plants in Croatia only the largest plant having operated until the end of December 2013 due to inventory control. As of December 31, 2013, we operated 11 land distribution centers, 4 maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, 8 ready-mix concrete facilities and 2 aggregates quarry in Croatia.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia & Herzegovina and Montenegro reached almost 2.9 million tons in 2013, a decrease of 4.1% compared to 2012.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2011, U.S.$6 million in 2012 and U.S.$6 million in 2013 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in South-East Europe during 2014.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2013, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2013, we owned 9 ready-mix concrete plants and 1 cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$0.5 million in 2012 and U.S.$0.4 million in 2013 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$0.3 million in our operations in the UAE during 2014.

Our Operations in Israel

Overview. As of December 31, 2013, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2013, we operated 57 ready-mix concrete plants, 6 aggregates quarries, 1 concrete products plant, 1 admixtures plant, 1 lime factory and 1 blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2011, U.S.$17 million in 2012 and U.S.$17 million in 2013 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Israel during 2014.

South America and the Caribbean

For the year ended December 31, 2013, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 13% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in South America and the Caribbean represented approximately 13% of our total installed capacity and approximately 7% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Investments and Acquisitions” for additional information regarding the CEMEX Latam Offering.

Our Operations in Colombia

Overview. As of December 31, 2013, CEMEX Latam owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2013, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity (4.0 million metric tons per year) as of December 31, 2013, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2013, our operations in Colombia represented approximately 6% of our net sales before eliminations resulting from consolidation and approximately 4% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2013, these three metropolitan areas accounted for approximately 36% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2013. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. In 2013, we completed the construction of a new cement grinding plant with an annual capacity of 450,000 tons of cement. This new plant is enhancing our footprint in the Caribbean coast market in Colombia. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.7 million tons in 2013. According to DANE, total cement consumption in Colombia reached 10.9 million tons during 2013, an increase of 3.5% from 2012, while cement exports from Colombia reached 0.4 million tons. We estimate that close to 38% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 36% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. We have two primary competitors, Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and our other competitor is Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 75% of the market as of December 31, 2013. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2013. The second and third-largest producers were Argos and Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2013. Approximately 88% of the aggregates market in Colombia is comprised of small independent producers as of December 31, 2013.

Our Operating Network in Colombia

Cement plants and mills 5
Ready-Mix active plants 37
Cement terminal 8

Aggregates Plants 6
Aggregates Plants 6

Products and Distribution Channels

Cement. Our cement operations represented approximately 58% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 29% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Aggregates. Our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Colombia owned 5 operating cement plants, having a total annual installed capacity of 4.0 million tons. Both plants utilize the dry process. In 2013, we replaced 36% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 145 and 9 years, respectively, assuming 2009-2013 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2009-2013 average annual cement production levels. As of December 31, 2013, CEMEX Colombia owned 8 land distribution centers, 1 mortar plant, 69 ready-mix concrete plants (including 44 fixed and 25 mobile) and 6 aggregates operations. As of that date, CEMEX Colombia also owned 13 limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$20 million in 2011, U.S.$81 million in 2012 and U.S.$60 million in 2013 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$30 million in our operations in Colombia during 2014.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2013, consisted primarily of our operations in Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 7% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2013.

Our Operations in Costa Rica

Overview. As of December 31, 2013, CEMEX Latam owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

Industry. Approximately 1.3 million tons of cement were sold in Costa Rica during 2013, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 57% of cement sold is bagged cement.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Holcim Costa Rica.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Costa Rica operated 1 cement plant in Costa Rica, with an annual installed capacity of 0.7 million tons, and operated a grinding mill in the capital city of San José with an annual installed capacity of 0.2 million tons. CEMEX Costa Rica had 7 operational ready-mix concrete plants (one is dismantled), 1 aggregates quarry and 1 land distribution center.

Exports. During 2013, cement exports by our operations in Costa Rica represented approximately 16% of our total production in Costa Rica. In 2013, 50% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2011, U.S.$6 million in 2012 and U.S.$6 million in 2013 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Costa Rica during 2014.

Our Operations in the Dominican Republic

Overview. As of December 31, 2013, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 10-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

Industry. In 2013, cement consumption in the Dominican Republic reached 3.1 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln; and Cementos Estrella, a new grinding owned by a local investor.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Dominicana operated 1 cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, 1 aggregates quarry, 2 land distribution centers and 2 marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$9 million in 2011, U.S.$10 million in 2012 and U.S.$17 million in 2013 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2014.

Our Operations in Panama

Overview. As of December 31, 2013, CEMEX Latam held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

Industry. Approximately 1.8 million cubic meters of ready-mix concrete were sold in Panama during 2013, according to our estimates. Cement consumption in Panama increased 10.7% in 2013, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2013, Cemento Bayano operated 1 cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 14 ready-mix concrete plants, 4 aggregates quarries and 3 land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2011, U.S.$9 million in 2012 and U.S.$11 million in 2013 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Panama during 2014.

Our Operations in Nicaragua

Overview. As of December 31, 2013, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

Industry. According to our estimates, approximately 0.8 million tons of cement, approximately 184,000 cubic meters of ready-mix concrete and approximately 4.9 million tons of aggregates were sold in Nicaragua during 2013.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2013, we leased and operated 1 fixed ready-mix concrete plant with an installed capacity of 0.6 million tons, 5 ready-mix plants, 2 aggregates quarries and 1 distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2011, U.S.$5 million in 2012 and U.S.$5 million in 2013 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Nicaragua during 2014.

Our Operations in Puerto Rico

Overview. As of December 31, 2013, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico.

Industry. In 2013, cement consumption in Puerto Rico reached 0.9 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2013 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., an affiliate of Italcementi and Elefante Rojo Inc. (formerly Antilles Cement Co.).

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Puerto Rico operated 1 cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 9 ready-mix concrete plants and 2 land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2011, U.S.$4 million in 2012 and U.S.$4 million in 2013 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$8 million in our operations in Puerto Rico during 2014.

Our Operations in Guatemala

Overview. As of December 31, 2013, CEMEX Latam owned 100% of CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala. As of December 31, 2013, we owned and operated 1 cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated 3 land distribution centers and 1 clinker dome close to the maritime terminal in the southern part of the country, as well as 4 ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$1 million in 2012 and U.S.$2 million in 2013 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Guatemala during 2014.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2013, we held 100% of Readymix Argentina, S.A., which owns 5 ready-mix concrete plants in Argentina. Due to market conditions, only 4 of the 5 ready-mix concrete plants were in operation in 2013.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2013, we operated a network of 8 marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

As of December 31, 2013, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2013, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year and a hydrate line with a capacity of 18,000 tons per year. As of December 31, 2013, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$1 million in 2011, U.S.$3 million in 2012 and U.S.$7 million in 2013. We currently expect to make capital expenditures of approximately U.S.$1 million in our Other operations in South America, Central America and the Caribbean during 2014.

In April 2010, CEMEX announced its plans to contribute up to U.S.$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock –TRG”) that would invest in the cement and related industries. Blue Rock-TRG is managed by The Rohatyn Group and BK Cement Ltd. Depending on funds raised from third-party investors and the availability of financing, Blue Rock - TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2013, different projects are being considered but CEMEX does not have any investment in Blue Rock - TRG. Although we do not anticipate being in a control position to affect the decisions of Blue Rock -TRG’s management, given our investment and industry expertise, we are in discussions with Blue Rock -TRG’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, Blue Rock -TRG’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2013, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 4% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2013, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation and APO Cement Corporation. For the year ended December 31, 2013, our operations in the Philippines represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 3% of our total assets.

Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 19.4 million tons during 2013. Demand for cement in the Philippines increased by approximately 5.9% in 2013 compared to 2012.

As of December 31, 2013, the Philippine cement industry had a total of 19 cement plants, of which 2 are grinding plants. Annual installed clinker capacity is 26.9 million metric tons, according to CEMAP.

Competition. As of December 31, 2013, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound, Mabuhay and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2013, our operations in the Philippines included 2 cement plants with an annual installed capacity of 4.5 million tons, 4 quarry dedicated to supply raw materials to our cement plants, 13 land distribution centers and 4 marine distribution terminals. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 27 and 13 years, assuming 2009-2013 average annual cement production levels.

On September 17, 2012, we announced that we intend to invest approximately U.S.$65 million to increase the cement production capacity of our APO plant in the Philippines by 1.5 million tons per year. This expansion is expected to be operational by the second quarter of 2014.

Cement. For the year ended December 31, 2013, our cement operations represented 99% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$36 million in 2011, U.S.$19 million in 2012 and U.S.$39 million in 2013 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$54 million in our operations in the Philippines during 2014.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2013, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and an insignificant amount of our total assets in 2013.

Our Operations in Thailand

Overview. As of December 31, 2013, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2013, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 0.8 million tons.

Industry. According to our estimates, at December 31, 2013, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are 6 major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, approximately U.S.$1 million in 2012 and U.S.$1 million in 2013. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2014.

Our Operations in Malaysia

Overview. As of December 31, 2013, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2013, we operated 16 ready-mix concrete plants, 2 asphalt plants and 3 aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$2 million in 2012 and U.S.$2.7 million in 2013 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$2.0 million in our operations in Malaysia during 2014.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2013, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan. In the fourth quarter of 2012, we sold our stake in the company that owned and operated this cement terminal.

In the second quarter of 2013, we agreed to sell our stake in the company that owned and operated ready-mix plants in Qingdao. The transfer of ownership in said company was officially completed in the last quarter of 2013. As of December 31, 2013, we also operated 3 ready-mix concrete plants in China, located in the northern city of Tianjin.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2011, U.S.$2.3 million in 2012 and U.S.$1.6 million in 2013 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$1.2 million in our operations in other Asian countries during 2014.

Our Trading Operations

In 2013, we traded approximately 9.5 million tons of cementitious materials, including 8.5 million tons of cement and clinker. Approximately 79% of the cement and clinker trading volume in 2013 consisted of exports from our operations in Costa Rica, Croatia, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, the Philippines, Poland, Puerto Rico, Spain, United Arab Emirates and the United States. The remaining approximately 21% was purchased from third parties in countries, such as Colombia, Greece, Honduras, India, Ireland, Italy Jamaica, Slovakia, South Korea, Spain, Turkey, the United States and Vietnam. As of December 31, 2013, we had trading activities in 108 countries. In 2013, we traded approximately 1 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 13% of our cement and clinker import volume during 2013.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

REGULATORY MATTERS AND LEGAL PROCEEDINGS

A description of material regulatory matter and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”) conducted a search of the office in Warsaw, Poland, of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$38.08 million as of February 28, 2014, based on an exchange rate of Polish Zloty 3.0344 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$30.94 million based on an exchange rate of Polish Zloty 3.0344 to U.S.$1.00 as of February 28, 2014), which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On December 20, 2013, CEMEX Polska requested the First Instance Court to deliver its judgment with a written justification. After reception of the written justification CEMEX Polska intends to appeal the First Instance Court judgment before the Appeals Court in Warsaw. The abovementioned penalty is enforceable until the Appeals Court issues its final judgment. As of February 28, 2014, the accounting provision created in relation with this proceeding was approximately Polish Zloty 93.89 million (approximately U.S.$30.94 million as of February 28, 2014, based on an exchange rate of Polish Zloty 3.0344 to U.S.$1.00). As of February 28, 2014, we do not expect this matter would have a material adverse impact on our results of operations, liquidity or financial condition.

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom, and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, our offices in Madrid, Spain, were also inspected by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. During 2009 and 2010, we received requests for information and documentation from the European Commission, and we fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United

Kingdom. The European Commission indicated that we, as well as seven other companies, would be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in these proceedings and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On April 1, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). The European Commission also requested that CEMEX, S.A.B. de C.V. deliver a substantial amount of information and documentation, which we effectively delivered on August 2, 2011, after requesting additional time.

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed an appeal before the General Court of the European Union (the “General Court”) for the annulment of the European Commission’s decision requesting information and documentation on the grounds that such request was contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, and the hearings for all other companies being investigated were held during April 2013. On March 14, 2014, the General Court issued a judgment dismissing the appeal filed by CEMEX, S.A.B. de C.V. and several of its affiliates in Europe and confirming the lawfulness of the request for information sent by the European Commission in all of its aspects. CEMEX, S.A.B. de C.V. and several of its affiliates in Europe may file an appeal against the General Court’s judgment, limited to points of law only, before the European Court of Justice (the “Court of Justice”), within approximately two months from the date of notice of the General Court’s judgment dismissing the appeal.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.‘s reply submitted on August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine. On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. At this stage of the proceedings, as of February 28, 2014, the European Commission had not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our results of operations, liquidity or financial condition.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia), or CNC, applying exclusively national antitrust law, carried out an inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law.

On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$685,494.93 as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009.

CEMEX España denied any wrongdoing and on March 1, 2012, filed an appeal before the competent court (Audiencia Nacional), requesting the interim suspension of the decision until a final judgment was issued. To that effect, it requested the CNC Council to suspend the implementation of its decision until the Audiencia Nacional decided on the requested interim measure. On July 10, 2012, the Audiencia Nacional issued a resolution agreeing to the suspension of payment of the fine. On February 14, 2014, the Audiencia Nacional notified the judgment issued regarding this matter, accepting in part the appeal filed by CEMEX España. The Audiencia Nacional ordered the CNC to recalculate the penalty imposed on CEMEX España, which must be reduced substantially. CEMEX España has the right to appeal the final decision that is issued by the CNC. As of February 28, 2014, we do not expect that the decision to be issued by the CNC to have a material adverse impact on our results of operations, liquidity or financial condition.

Investigations in the UK. On January 20, 2012, the UK Commission commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. Our subsidiaries in the UK were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready-mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready-mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013, the UK Commission announced its provisional decision on remedies which not required CEMEX to divest any of its assets in the UK. On January 14, 2014, the UK Commission published its Final Report which followed the earlier provisional decision in regards any remedies for our subsidiaries in the UK. The UK Commission made changes to the provisional decision in its Final Report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR; our subsidiaries in the UK are not impacted by this. As of February 28, 2014, we estimate that the Final Report will not have a material adverse impact on our results of operations, liquidity or financial condition.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia), or CFC, alleging certain violations of Mexican antitrust laws. We believed these findings contained substantial violations of rights granted by the Mexican Constitution.

With respect to the first case, in February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico (the “Monterrey Circuit Court”), as well as a denial of the allegations. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX would need to wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believed that Mexican law did not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge before the District Court in Monterrey, Mexico, (the “Monterrey District Court”), arguing against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court, and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and it notified the CFC to comply with the issued resolution. In February 2012, CEMEX was fined approximately Ps10.2 million (approximately U.S.$769,811.32 as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) for anticompetitive practices and ordered to implement certain measures. CEMEX appealed the resolution before the CFC and the Monterrey Circuit Court and denied any wrongdoing. In June 2012, the CFC confirmed its resolution. On July 2, 2012, CEMEX filed a separate constitutional challenge before the District Court in Mexico D.F. (the “D.F. District Court”). Simultaneously, CEMEX filed a claim before the Monterrey Circuit Court against the June 2012 CFC resolution. In this proceeding, the Monterrey Circuit Court determined that such resolution did not meet the Circuit Court’s order and, consequently, that it did not comply with the resolution previously issued in this regard. As a result, the Monterrey Circuit Court nullified the fine previously imposed on CEMEX, consequently on May 15, 2013, the D.F. District Court dismissed the constitutional challenge filed by CEMEX against that decision. On December 18, 2012, the CFC ruled against CEMEX, although the fine was excluded from the part of its decision relating to the resolution. On February 12, 2013, CEMEX filed an appeal against this new resolution before the Monterrey Circuit Court. On June 6, 2013, the Monterrey Circuit Court ruled that the CFC had not complied with the constitutional challenge resolution and that the matter shall be sent to Mexico’s Supreme Court in order to apply the relevant sanctions to the CFC. Once the CFC was notified of the content of this resolution, the CFC issued a new decision revoking its previous resolution and withdrawing all charges against CEMEX.

With respect to the second case, in April 2009, we filed a constitutional challenge before the Monterrey Circuit Court and in May 2009 we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by the D.F. District Court, claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the D.F. District Court determined that CEMEX lacked standing with respect to its constitutional challenge since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX would need to wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the D.F. District Court to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling. The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence. This decision was challenged by the plaintiffs before the D.F. District Court through a constitutional challenge, which was dismissed because the plaintiffs lacked standing to challenge the CFC’s decision. Thereafter, the plaintiffs appealed this resolution before a Circuit Court in Mexico City. On September 20, 2013, the Circuit Court in Mexico City confirmed that the case should be closed due to a lack of evidence to impose any sanctions.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (“CDC”), a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany (“Düsseldorf District Court”) against CEMEX Deutschland AG and other German cement companies originally claiming €102 million (approximately U.S.$139.84 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00), which later increased to €131 million (approximately U.S.$179.60 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00), in damages related to alleged price and quota fixing by German cement companies between 1993 and 2002. On February 21, 2007, the Düsseldorf District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008.

On a hearing on the merits of this case that was held on March 1, 2012, the Düsseldorf District Court revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. The court held that the manner in which CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher

Regional Court in Düsseldorf, Germany, and was granted until March 17, 2014, to submit reasons for their appeal. As of February 28, 2014, we are unable to assess the likelihood of an adverse result and, because of the number of defendants, the potential damages that would be borne by us; however, if the final decision is adverse to us, it could have a material adverse impact on our results of operations, liquidity or financial condition.

As of February 28, 2014, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$27.42 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00), plus an additional €9.98 million (approximately U.S.$13.68 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00), as interest over the principal amount of the claim.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including ACC, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$2.86 million as of February 28, 2014, based on an exchange rate of Egyptian Pounds 6.9730 to U.S.$1.00) from the four cement producers, or approximately 5 million Egyptian Pounds (approximately U.S.$717,051.48 as of February 28, 2014, based on an exchange rate of Egyptian Pounds 6.9730 to U.S.$1.00) from each defendant.

At a December 16, 2009 hearing for one of the cases, the plaintiffs requested the court to release ACC from the claim. On May 11, 2010, ACC was released from the claim and this case is now closed. On an April 24, 2010 hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations that was presented at a hearing held on January 11, 2011. Thereafter, this case was dismissed and all charges against ACC were dropped. The plaintiffs subsequently filed their appeal to this ruling before the Court of Cassation. As of February 28, 2014, the Court of Cassation had not yet scheduled the first hearing of cassation for this case.

These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have an adverse impact on our results of operations, liquidity or financial condition if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. In early March 2012, the corresponding CEMEX subsidiaries in the United States and the other remaining defendants effected a settlement of both cases resulting in us having to pay approximately U.S.$460,000. The corresponding CEMEX subsidiaries in the United States did not admit any wrongdoing as part of the settlements and deny allegations of misconduct.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of February 28, 2014, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear, as of February 28, 2014, whether any formal proceeding will be initiated by the Office of the Florida Attorney General or, if such proceedings are initiated, if any adverse decision against us resulting from the investigations would be made or if such decision would have or not a material adverse impact on our results of operations, liquidity or financial condition.

Antitrust Investigation in Colombia. On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. On October 7, 2013, CEMEX Colombia answered the statement of objections and submitted evidence.

The investigated parties are accused of allegedly breaching: (i) Article 1 of Law 155 of 1959, which prohibits any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; (ii) paragraph 1 of Article 47 of Decree 2153 of 1992, which prohibits any agreements designed to directly or indirectly fix prices; and (iii) paragraph 3 of Article 47 of Decree 2153 of 1992, which prohibits any market sharing agreements between producers or between distributors. Additionally, the fourteen executives, including a former legal representative and the current President of CEMEX Colombia, are being investigated for allegedly breaching paragraph 16 of Article 4 of Decree 2153 of 1992, as amended by Article 26 of Law 1340 of 2009, which provides that the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules.

If the alleged infringements investigated by the SIC are substantiated, aside from any measures that could be ordered to stop the alleged anti-competitive practices, the following penalties may be imposed against CEMEX Colombia pursuant to Law 1340 of 2009: (i) up to 100,000 times the legal monthly minimum wage, which equals approximately 58,950 million Colombian Pesos (approximately U.S.$28.69 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) for each violation and to each company being declared in breach of the competition rules, and (ii) up to 2,000 times the legal monthly minimum wage, which equals approximately 1,179 million Colombian Pesos (approximately U.S.$573,750.55 as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. At this stage of the investigations, as of February 28, 2014, we do not expect this matter to have a material adverse impact on our results of operations, liquidity or financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability, without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (EMS) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of February 28, 2014, we expect to finish the implementation of the EMS at all of our operating sites by 2015. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, at present, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2011, 2012 and 2013, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$95 million, approximately U.S.$139 million and approximately U.S.$95 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales), or SEMARNAT, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), or PROFEPA, which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) certifying that our cement plants are in full compliance with applicable environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of February 28, 2014, our operating cement plants had Clean Industry Certificates or were in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 15.50% of the total fuel used in our operating cement plants in Mexico during 2013 was comprised of alternative fuels.

Between 1999 and February 28, 2014, our operations in Mexico have invested approximately U.S.$97 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2012 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid for a three year period.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático), or the Climate Change Law, was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations, which are expected to take place within the twelve months following the publication of the Climate Change Law. Because secondary legislation has not yet been developed and corresponding regulations have not yet been implemented, at this stage, as of February 28, 2014, we do not have sufficient information to determine whether or not the measures that may be taken by the Mexican federal government in connection with the Climate Change Law will have a material impact on our business or operations. For instance, the Climate Change Law provides for the elaboration of a registry of the emissions that are generated by fixed sources. However, the detailed guidelines for reporting, including the scope and methodologies for calculation, will be developed by implementing regulations yet to be developed. Companies that are required to report their emissions and fail to do so or that report false information will be fined. We do not expect any negative impact from this development as we already report our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale of fossil fuels was included in the recently approved tax reform. Starting January 1, 2014, petroleum coke, a primary fuel widely used in our kilns in Mexico will be taxed at a rate of Mexican Ps15.60 (approximately U.S.$1.18 as of February 28, 2014, based on an exchange rate of Mexican Ps13.25 to U.S.$1.00) per ton.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

As of February 28, 2014, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$23.21 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of U.S.$4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that as of February 28, 2014, such cases will not have a material adverse impact on our results of operations, liquidity or financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity or financial condition.

In June 2010, EPA proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. It is too early to predict how CCPs will ultimately be regulated, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the formulation of our products away from those formulations that employ CCPs as a raw or supplemental cementitious material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. EPA has entered into a Consent Decree obligating it to issue a final rule on the regulation of CCPs by December 19, 2014.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, to be enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received as of February 28, 2014 for the first compliance period (2013-2014), we expect that our Victorville cement plant will have enough free allowances to meet all of its compliance obligations for the first compliance period (2013-2014) without a material impact on its operating costs.

Furthermore, we are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. We may incur substantial expenditures to comply with these requirements.

Europe.

Permits and Emissions Trading

In the European Union, cement plants are regulated according to two directives which have been transposed into domestic law by member states. The first is the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”), which adopts an integrated approach by taking into account the whole environmental performance of the plant. It requires cement works to have a permit containing emission limit values and other conditions based on the application of best available techniques (“BAT”) with a view to preventing or, where this is not practicable, minimizing emissions of pollutants likely to be emitted in significant quantities in air, water or land. Permit conditions also have to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organizes an exchange of information between experts from the member states, industry and environmental organizations. This results in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs are the conclusions on BAT (“BAT conclusions”) which are used as a reference for setting permit conditions.

The second Directive relates to the Incineration of Waste (2000/76/EC) (“Incineration Directive”). Its aim is to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants, the latter including cement and lime kilns. The Incineration Directive seeks to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins.

On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED updates and merges seven pieces of existing legislation, including the IPPC Directive and the Incineration Directive which it will eventually replace. The IED has applied to new installations since January 7, 2013 and to existing installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the member states. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT. However, there is an important difference between the two directives. Under the IPPC Directive, the BAT reference documents are considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, the European Commission published new BAT conclusions under the IED for Cement, Lime and Magnesium Oxide, together with specific emission levels. While it is too early to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU.

In 1997, as part of the United Nations Framework Convention on Climate Change, 197 governments adopted the Kyoto Protocol to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the European Union. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In 2012, at the UN Climate Change Conference in Doha, Qatar, certain parties, including the UK and the European Union, adopted the Doha Amendment to the Kyoto Protocol and committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

Our operations in the United Kingdom, Spain, Germany, Latvia, Poland and Croatia (since 2013), are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties.

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. We have registered 12 CDM projects; in total, these projects have the potential to reduce almost 1.7 million metric tons of CO2-E emissions per year.

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from 1 January 2007 to December 31, 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on 1 January 2013 and will end on 31 December 2020. Prior to the commencement of each of ETS Phases I and II, each member state was responsible for publishing its National Allocation Plan (“NAP”), a document which sets out a national cap on the total amount of carbon allowances during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each member state’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each member state to its ETS installations, although some member states also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs has been replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each member state’s National Implementation Measures (“NIM”). Restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits. In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by member states and the European Parliament. The list included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added”. Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during 2013 and 2014, adjusted by a cross-sectoral correction factor that is being applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation so that the total sum does not exceed the authorized EU-wide cap for free allocation. By contrast, sectors that are not considered at risk of carbon leakage will receive 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

In accordance with European Commission Decision of April 27, 2011 (2011/278/EU), the number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. On September 5, 2013, the European Commission adopted Decision 2013/448/EU by which the figures for the annual cross-sectoral correction factor were determined for the period 2013-2020. Based on the European Commission approved NIMs that have been published in the first quarter of 2014, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate, assuming that the cement industry continues to be considered at significant risk of carbon leakage. However, a review of the sectors deemed to be at significant risk is to take place in 2014 and it is possible that the cement industry could lose that status. Indeed, commentators argue that many of the assumptions that were used to determine which sectors should be deemed to be at significant risk are now obsolete. For example, the 2009 quantitative analysis that was relied upon forecast that ETS prices would stabilize at €30/ton CO2, but in fact prices are significantly lowers than that. A determination that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year in respect of the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each member state’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue, since carbon allowances are also tradable.

After a favorable verdict in the case that the Republic of Latvia brought before the General Court against the European Commission’s rejection of the initial version of the Latvian NAP for the period from 2008 to 2012, the Latvian Ministry of Environmental Protection and Regional Development issued the Decision No. 46 of April 18, 2012 increasing the allocation of allowances to our Broceni plant. The European Commission subsequently filed an appeal with the Court of Justice against the Judgment of the General Court. On October 3, 2013, the Court of Justice issued a judgment dismissing the European Commission’s appeal; therefore our operations in Latvia obtained all the allowances they were entitled to pursuant to the initial version of the Latvian NAP.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” Preliminary allocation calculations based on those rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. Furthermore on September 5, 2013, the Commission adopted a Decision on Member States’ NIMs, which provides the basis for calculating the number of allowances allocated for free and auctioned, respectively. According to this Decision, the free allocation to each installation is to be adjusted by a cross-sectoral correction factor laid down in the Decision which will vary each year, as foreseen by the ETS legislation. This is to ensure that the total amount handed out for free does not exceed a maximum set in the ETS Directive. The application of this cross-sectoral correction factor results in an important decrease in the quantity of allowances that our ETS-participant operations expect to receive for free in the 2013-2020 period. On February 27, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Thereafter, a regularly updated allocation table showing the number of allowances that have been allocated per Member State will be published on the European Commission’s website.

Nonetheless, despite having sold a substantial amount of allowances during Phase II of the ETS, we believe that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced, the stream of offset credits coming from our internal portfolio of CDM projects in Latin America and our expected long position in the initial years of Phase III of the ETS. We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers.

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.1 million (approximately U.S.$218.79 million as of February 28, 2014, based on an exchange rate of £0.5992 to U.S.$1.00) as of February 28, 2014, and we made an accounting provision for this amount at February 28, 2014.

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 7% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain a barrier to entry.

United States. There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) that became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which were not subject to tax under these amendments. We had filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although we had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012 and July 5, 2012, we self-assessed the taxes corresponding to the 2005 and 2006 tax years, respectively, of which 20% of the amounts due were paid in connection with the submission of amended tax returns, which were filed on March 1, 2012, for the 2005 tax year, and on July 5, 2012, for the 2006 tax year, respectively. The remaining 80% of the total amounts due were to be paid in January 2013 and July 2013, for the amounts due in connection to the 2005 and 2006 tax years, respectively. No taxes are due in connection to the 2007 tax year. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007. However, on December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. We opted to enter this amnesty program and, therefore, the amounts due in connection to the 2005 and 2006 tax years were settled and there are no tax liabilities in connection to this matter as of February 28, 2014.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). This tax reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$792.45 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), of which approximately Ps8.2 billion (approximately

U.S.$618.87 million as of February 28, 2014, based on an exchange rate of Mexican Ps13.25 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$166.04 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which, as of February 28, 2014, is pending. At this stage of the proceeding, as of February 28, 2014, we are not able to assess the likelihood of an adverse result to us on the appeal (recurso de revision) filed by the Mexican tax authorities before the Mexican Supreme Court, but if adversely resolved, the resolution could have a material adverse impact on our results of operations, liquidity or financial condition.

On March 31, 2010, additional tax rules (miscelánea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provided certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$24.53 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$38.19 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidation Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$52.68 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidation Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidation Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$150.94 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00). This fourth payment, together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidation Taxes for the period that corresponds to 2005, 50% of the Additional Consolidation Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidation Taxes for the period that corresponds to 2007. As of February 28, 2014, we have paid an aggregate amount of approximately Ps3.5 billion (approximately U.S.$264.15 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) of Additional Consolidation Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$218.87 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$24.53 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$181.13 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), and (c) other adjustments of Ps358 million (approximately U.S.$27.02 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$762.26 million as of

February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million (approximately U.S.$38.19 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately U.S.$173.58 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), and (c) other adjustments of Ps485 million (approximately U.S.$36.60 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$935.85 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments in the amount of Ps698 million (approximately U.S.$52.68 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), (b) income tax from the subsidiaries paid to the parent company of Ps2.1 billion (approximately U.S.$158.50 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), and (c) other adjustments of Ps745 million (approximately U.S.$56.23 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$1.09 billion as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments in the amount of Ps2 billion (approximately U.S.$150.94 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps1.8 billion (approximately U.S.$135.85 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), and (c) other adjustments of Ps1.2 billion (approximately U.S.$90.57 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), and (d) effects of tax deconsolidation of Ps9.3 billion (approximately U.S.$701.89 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00), as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps24.8 billion (approximately U.S.$1.87 billion as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00).

As of February 28, 2014, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps4.2 billion (approximately U.S.$316.98 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) in 2014; approximately Ps5 billion (approximately U.S.$377.36 million as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) in 2015; and approximately Ps15.6 billion (approximately U.S.$1.18 billion as of February 28, 2014, based on an exchange rate of Ps13.25 to U.S.$1.00) in 2016 and thereafter.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment pertaining to the 2005 tax year. The tax assessment was related to the corporate income tax in connection with the tax consolidation regime. On March 29, 2011, CEMEX challenged the assessment before the tax court. This tax assessment was settled in May of 2013 based on the Amnesty Provision.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for tax year 2004. On February 3, 2012, Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. filed a claim against the November 16, 2011 assessments. These tax assessments were settled in May 2013 based on the Amnesty Provision.

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014, the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013.

On February 12, 2014, we filed a constitutional challenge (juicio de amparo) against the January 1, 2014 tax reform that abrogated the tax consolidation regime, described in the preceding paragraph. The purpose of the challenge is to obtain certainty in the applicable statutory rules in order to assess and pay the tax liability derived from such reform according to Constitutional principles. As of February 28, 2014, we cannot asses the likelihood of an adverse result to the constitutional challenge we filed, but even if the constitutional challenge is adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity or financial condition, additional to those description above.

United States. As of February 28, 2014, the Internal Revenue Service concluded its audits for the years 2010 and 2011. The final findings did not materially alter the reserves CEMEX had set aside for these matters and, as such, the amounts are not considered material to our financial results. On February 4, 2014, the Internal Revenue Service commenced its audit of the 2012 tax year. We have not identified any material audit issues and, as such, no reserves are recorded for the 2012 audit in our financial statements.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$20.93 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$33.58 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argued that CEMEX Colombia was limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believed that the tax provision that limited the use of prior year tax losses did not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believed that the Colombian Tax Authority was no longer able to review the 2008 tax return because the time to review such returns had already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice. The official assessment was appealed by CEMEX Colombia on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012; however, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority regarding the 2008, and also its 2007, year-end tax returns. The aggregate amount paid in connection with the settlement regarding the 2008 and 2007 year-end tax returns was $47,111.33 million Colombian Pesos (approximately U.S.$22.93 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). On August 26, 2013 and September 16, 2013, CEMEX Colombia received the final resolutions regarding the 2007 and 2008 year-end tax returns, respectively, effectively concluding both processes.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$43.80 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$70.08 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. The appeal was notified to the Colombian Tax Authority and initial hearings took place on February 18, 2014 and March 11, 2014. At this stage of the proceeding, as of February 28, 2014, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, they could have a material adverse impact on our results of operations, liquidity or financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. As of February 28, 2014, discussions with the tax authorities in Spain are ongoing and CEMEX España has not been formally notified regarding any final taxes due from the audit. According to applicable tax regulations in Spain, a penalty could be imposed on the amount of losses under discussion, but at this stage of the process, as of February 28, 2014, we are not able to assess the likelihood of a penalty being imposed or the potential damages which would be borne by us in case a penalty is imposed. However, in case any penalty is imposed by the tax authorities in Spain, the laws of Spain provide a number of appeals that could be filed against such penalty without making any payment until they are finally resolved. As a result of conversations that are still ongoing with the tax authorities in Spain, that no penalty has been imposed on CEMEX España at this point and because CEMEX España could appeal against any fine that could be imposed, as of February 28, 2014, this matter does not have a material adverse impact on our financial results. If a penalty is imposed and all the appeals were not resolved in favor of CEMEX España, the penalty could have a material adverse impact on our results of operations, liquidity or financial condition.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas was seeking: (a) a declaration that the government of Venezuela was in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. The arbitral tribunal issued its decision in favor of jurisdiction on December 30, 2010.

Separately, the government of Venezuela had claimed that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce these interim measures in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. In December of 2010, the Venezuelan Attorney General’s office filed a complaint before the Maritime Court of the First Instance, Caracas, again seeking an order for the transfer of the vessels and damages for the allegedly unlawful deprivation of Venezuela’s use and enjoyment of the vessels.

On November 30, 2011, following negotiations with the government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX Caracas and the government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX Caracas received compensation for the expropriation of CEMEX Venezuela in the form of (i) a cash payment of approximately U.S.$240 million and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”) which nominal value and interest income to maturity totaled U.S.$360 million. Additionally, as part of the settlement, claims, including the above referenced claim regarding the three transportation vessels, among all parties and their affiliates were released, and all intercompany payments due (approximately U.S.$154 million) from or to CEMEX Venezuela to and from CEMEX affiliates, as the case may be, were cancelled. As a result of this settlement agreement, CEMEX Caracas and the government of Venezuela agreed to withdraw its ICSID arbitration.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano), or UDI, and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$48.66 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the builder, the auditor and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$164.39 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$9.73 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012, the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the builder’s legal representatives and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$16,607.59 as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the judicial proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$4,282.45 as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$52.56 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00) for the damages in the concrete slabs of the Transmilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the builder’s legal representatives and auditor because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. At this stage of the proceedings, as of February 28, 2014, we are not able to assess the likelihood of an adverse result or, due to the number of defendants, the potential damages which could be borne by CEMEX Colombia.

In addition, as a consequence of the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system, six actions were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of February 28, 2014, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity or financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d. (“CEMEX Croatia”), our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of CEMEX Croatia’s mining concession. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the constitutional court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. As of February 28, 2014, we had not yet been notified of an official declaration from the constitutional court regarding the question of whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the constitutional court will enable us to seek compensation for the losses caused by the proposed border changes. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it is still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. As of February 28, 2014, CEMEX Croatia is preparing the requested clarification and documentation to submit before the administrative court. In order to alleviate the adverse impact of the Master Plans, as of February 28, 2014, we are in the process of negotiating a new revised mining concession.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry sought U.S.$60.0 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. After an extensive motion practice and discovery phase of the case, the parties to this proceeding have entered into a settlement. The settlement of this matter did not have a material adverse impact on our results of operations, liquidity or financial condition.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Authority of Civil Aeronautics (Autoridad de Aeronáutica Civil), or AAC, denied a request by our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of our cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, the AAC granted permission to construct the tallest building of the second line, under the following conditions: that (a) Cemento Bayano would assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there would be no further permissions for additional structures. Cemento Bayano filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the AAC issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the AAC issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano requested the abovementioned authority to reconsider its denial. As of February 28, 2014, the AAC had not yet issued a ruling pursuant to our request for reconsideration, and we continue to monitor our request. At this stage, we are not able to determine if the AAC will issue a favorable decision to our request for reconsideration or if such denial would have a material adverse impact on our results of operations, liquidity or financial condition. We are also not able to assess the likelihood of any incident or accident occurring as a result of the construction of the second line of our cement plant and the responsibility, if any, that would be allocated to Cemento Bayano, but if any major incident or accident were to occur and if Cemento Bayano were to be held liable, any responsibility that is formally allocated to Cemento Bayano could have a material adverse impact on our results of operations, liquidity or financial condition.

Texas General Land Office Litigation. The Texas General Land Office (the “GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third-party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and has entered into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed. As of February 28, 2014, we do not expect a material adverse impact on our results of operations, liquidity or financial condition as a result of this settlement.

Strabag Arbitration. Following an auction process, CEMEX (through its subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell its operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$425 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00). On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered their purported rescission invalid. CEMEX rescinded the SPA with effect from September 16, 2009 and on October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that CEMEX’s rescission was lawful and effective and claiming damages in a substantial amount. On December 23, 2009, Strabag filed its answer to CEMEX’s request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim. The arbitral tribunal was constituted on February 16, 2010 and after a series of procedural hearings and submissions by both parties a final award dated May 29, 2012 was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared Strabag’s rescission of the SPA unlawful and ineffective, and ordered Strabag to pay CEMEX: (i) damages in the amount of €30 million (approximately

U.S.$41 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00) with interest thereon from the date of the Request for Arbitration (October 19, 2009) until payment in full at the rate of 8.32% per annum; (ii) default interest for the period of July 7, 2009 through September 16, 2009 in the amount of €5 million (approximately U.S.$7 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00) with interest thereon from the date of the statement of claim (June 30, 2010) until payment in full at the rate of 4% per annum; (iii) U.S.$250,000 as partial compensation for CEMEX’s ICC costs of arbitration and (iv) €750,551 (approximately U.S.$1 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00) as compensation for CEMEX’s legal costs incurred in the proceedings. Also, Strabag’s counterclaim was dismissed. Strabag filed an annulment action before the Swiss Federal Court on July 2, 2012.

In relation to the annulment process with the Swiss Federal Court, on July 20, 2012, Strabag paid us, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award dated May 29, 2012 (principal plus surplus accrued interest) totaling €43 million (approximately U.S.$59 million as of February 28, 2014, based on an exchange rate of €0.7294 to U.S.$1.00) and U.S.$250,521, and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Federal Supreme Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary Cemex Austria AG. On September 6, 2012, we presented our reply to the annulment action before the Swiss Federal Court. The Swiss Federal Court rendered its judgment on February 20, 2013, rejecting the annulment action brought by Strabag and ordering Strabag to bear the Court costs amounting to CHF100,000 (approximately U.S.$112,537 as of February 28, 2014, based on an exchange rate of CHF0.8886 to U.S.$1.00) and to compensate RMC Holdings B.V. with an amount of CHF200,000 (approximately U.S.$225,073 as of February 28, 2014, based on an exchange rate of CHF0.8886 to U.S.$1.00) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá), or the Environmental Secretary, issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry), were also ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the Environmental Secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$145.99 million as of February 28, 2014, based on an exchange rate of 2,054.90 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of February 28, 2014, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity or financial condition.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010. According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$78.95 million as of February 28, 2014, based on an exchange rate of 3.496 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments in a hearing held on November 4, 2013. The next hearing has been scheduled for April 28, 2014. As of February 28, 2014, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity or financial condition.

Egypt Share Purchase Agreement. On September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company, pursuant to which CEMEX acquired a controlling interest in ACC; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by Metallurgical Industries Company’s appeal filed on October 20, 2012. Hearings with the Appeals Court in Assiut, Egypt (the “Appeals Court”) were held on December 19, 2012, January 22, 2013, April 16, 2013, June 16, 2013, September 14, 2013, October 23, 2013 and November 17, 2013. At the November 17, 2013 hearing the Assiut court decided to join the appeals filed by ACC and Metallurgical Industries Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeals Court issued a judgment (the “Appeal Judgment”) accepting the appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Administrative Court”) for a hearing to be held on March 16, 2014, which was rescheduled for April 19, 2014 because the case file was not timely referred to the Administrative Court. Furthermore, the Appeals Court ruled that each of ACC and Metallurgical Industries Company should bear the appeal expenses and attorney fees. On March 12, 2014, ACC filed an appeal before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution in respect to these matters until the Cassation Court renders its judgment. As of February 28, 2014, we are not able to assess the likelihood of an adverse result regarding this case, but if adversely resolved, the final resolution could have a material adverse impact on our results of operations, liquidity or financial condition.

South Louisiana Flood Protection Authority-East Claim. On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was recently removed to the United States District Court for the Eastern District of Louisiana and a motion by the Plaintiffs to remand to State Court is pending. As of February 28, 2014, we do not have sufficient information to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have or not a material adverse impact on our results of operations, liquidity or financial condition.

As of February 28, 2014, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.